     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 9, 1998
                                                   REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                               APTARGROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

               DELAWARE                              36-3853103
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)

                     475 WEST TERRA COTTA AVENUE, SUITE E
                         CRYSTAL LAKE, ILLINOIS 60014
                           TELEPHONE: (815) 477-0424
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                               STEPHEN J. HAGGE
 EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, SECRETARY AND TREASURER
                     475 WEST TERRA COTTA AVENUE, SUITE E
                         CRYSTAL LAKE, ILLINOIS 60014
                           TELEPHONE: (815) 477-0424
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
            THOMAS A. COLE                    WILLARD G. FRAUMANN, P.C.
             JIM L. KAPUT                        MARK B. TRESNOWSKI
            SIDLEY & AUSTIN                       KIRKLAND & ELLIS
       ONE FIRST NATIONAL PLAZA                200 EAST RANDOLPH DRIVE
        CHICAGO, ILLINOIS 60603                CHICAGO, ILLINOIS 60601
                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                             PROPOSED        PROPOSED
 TITLE OF EACH CLASS OF       AMOUNT         MAXIMUM          MAXIMUM       AMOUNT OF
    SECURITIES TO BE          TO BE       OFFERING PRICE     AGGREGATE     REGISTRATION
       REGISTERED         REGISTERED(1)    PER UNIT(2)   OFFERING PRICE(2)     FEE
---------------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share......... 1,911,264 shares     $62.91       $120,237,618      $35,470
---------------------------------------------------------------------------------------
Rights to Purchase
 1/1000 of a share of
 Junior Participating
 Preferred Stock, Series
 A, par value $.01 per
 share(3)............... 1,911,264 rights      N.A.            N.A.            N.A.
---------------------------------------------------------------------------------------

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(1) Includes 249,295 shares of Common Stock and associated Rights which are subject to the underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low prices reported on the New York Stock Exchange Composite Tape on June 4, 1998.
(3) Rights initially are carried and traded with the Common Stock of the Registrant. Value attributable to such Rights, if any, is reflected in the market price of the Common Stock.
                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JUNE 9, 1998

                                1,661,969 SHARES

                                APTARGROUP, INC.

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

  All of the 1,661,969 shares of Common Stock offered hereby are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being offered hereby.

  The last reported sale price of the Common Stock, which is listed under the symbol "ATR", on the New York Stock Exchange on June 8, 1998 was $63 9/16 per share. See "Price Range of Common Stock and Dividend Policy".

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                 INITIAL PUBLIC UNDERWRITING PROCEEDS TO SELLING
                                 OFFERING PRICE DISCOUNT(1)    STOCKHOLDERS(2)
                                 -------------- ------------ -------------------
Per Share.......................      $             $               $
Total(3)........................    $             $               $

-----
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $350,000 payable by the Selling Stockholders.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 249,295 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. The Selling Stockholders have not granted the Underwriters any over-allotment option. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company, before deducting estimated expenses of $100,000 payable by the Company, will be
    $     , $      and $     , respectively. See "Underwriting".

                                  -----------

  The shares are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares will be ready for
delivery in New York, New York on or about        , 1998, against payment
therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                  WILLIAM BLAIR & COMPANY
                                                                 LEHMAN BROTHERS

                                  -----------

                 The date of this Prospectus is         , 1998.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                          FORWARD-LOOKING STATEMENTS

  In addition to the historical information presented in this Prospectus, AptarGroup, Inc. ("AptarGroup" or the "Company") has made and will make certain forward-looking statements in this Prospectus, reports filed by the Company with the Securities and Exchange Commission (the "Commission"), reports to stockholders and in certain other contexts relating to future net sales, costs of sales, other expenses, profitability, financial resources, products and production schedules, among others. These statements are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's beliefs as well as assumptions made by and information currently available to management. Accordingly, the Company's actual results may differ materially from those expressed or implied in such forward-looking statements due to known and unknown risks and uncertainties that exist in the Company's operations and business environment, including, among other factors:
(i) foreign currency fluctuations affecting the Company's results of operations and value of its foreign assets, (ii) social, political or economic instability in countries in which the Company does business, (iii) changes in foreign investment and trade policies, (iv) increased competition in the Company's markets, especially from existing or future market participants who have greater resources than the Company, (v) additional price pressure exerted by the Company's customers caused by the continued consolidation of the Company's customer base or otherwise, (vi) the cost and availability of raw materials, (vii) changes in product mix and (viii) the ability of the Company and third parties, including customers and suppliers, to adequately address Year 2000 issues. Although the Company believes that its forward-looking statements are based on reasonable assumptions, there can be no assurance that actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Prospective purchasers of the Common Stock are cautioned not to place undue reliance on forward-looking statements.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Any reports, proxy statements and other information filed by AptarGroup with the Commission can be inspected and copied at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a website (http:www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, such material and other information concerning the Company can be inspected and copied at the office of the New York Stock Exchange (the "NYSE"), 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by the Company are hereby incorporated by reference in this Prospectus:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

    2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

    3. The description of the Common Stock, par value $.01 per share ("Common Stock"), and associated preferred stock purchase rights (the "Rights"), contained in the Company's Registration Statement on Form 8-A filed with the Commission on April 5, 1993 under the Exchange Act.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed to Stephen J. Hagge, Executive Vice President and Chief Financial Officer, Secretary and Treasurer, AptarGroup, Inc., 475 West Terra Cotta Avenue, Suite E, Crystal Lake, Illinois 60014 (815) 477-0424.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto appearing elsewhere or incorporated by reference in this Prospectus. Prospective purchasers of the Common Stock offered hereby should read carefully this Prospectus. Unless otherwise expressly indicated, all information contained in this Prospectus assumes the Underwriters' over-allotment option to purchase an additional 249,295 shares of Common Stock is not exercised.

                                  THE COMPANY

  The Company is a leader in the design, manufacture and sale of three categories of consumer product dispensing systems--pumps, dispensing closures and aerosol valves. The Company focuses on providing value-added dispensing systems to global consumer product marketers in the fragrance/cosmetics, personal care, pharmaceutical, household/industrial products and food industries. Value-added packaging allows consumers to conveniently dispense a product, in an aesthetically attractive package, which consistently meets required usage or dosage characteristics. The Company believes it is the largest supplier of pharmaceutical pumps worldwide, the largest supplier of dispensing closures, aerosol valves and personal care fine mist pumps in North America and the largest supplier of fragrance/cosmetics and personal care fine mist pumps in Europe. The Company's manufacturing facilities are located primarily in North America and Europe, and in 1997 the Company opened a manufacturing facility in China. The Company has over 1,000 customers with no single customer accounting for greater than 6% of the Company's 1997 net sales.

  For 1997, the percentage of net sales represented by sales to the fragrance/cosmetics, personal care, pharmaceutical, household/industrial and food markets were 32%, 30%, 24%, 9% and 5%, respectively. Pumps, dispensing closures and aerosol valves represented approximately 60%, 19% and 19%, respectively, of AptarGroup's net sales. The Company expects the mix of sales by market and product to remain approximately the same in 1998.

  Pumps are finger-actuated dispensing systems which disperse a spray or lotion from non-pressurized containers. Pumps are principally sold to four markets: fragrance/cosmetics, pharmaceutical, personal care and household/industrial. Examples of pump applications in these markets include perfumes, skin creams, oral and nasal sprays, hair sprays and window cleaners. Dispensing closures are plastic caps, primarily for squeezable containers, which allow a product to be dispensed without removing the cap. The majority of the Company's dispensing closure sales have been to the personal care market, and the Company is pursuing opportunities in the food and household/industrial markets for additional applications of dispensing closures. Products with dispensing closures include shampoos, skin lotions, conditioners, household/industrial cleaners, ketchup and salad dressing products. Aerosol valves are mechanisms which dispense product from pressurized containers. Continuous spray aerosol valves are frequently used with hair sprays, spray paints, insecticides, automotive products and laundry products. Metered dose aerosol valves are used to dispense precise amounts of product and are primarily sold to the pharmaceutical market for lung and heart medications.

  Sales of the Company's dispensing systems, especially pumps, dispensing closures and metered dose aerosol valves have grown at a faster rate than the overall packaging industry during the past five years as consumer demand shifted to products with more convenient dispensing systems. The Company expects this trend to continue. Consumer product marketers have converted many of their products to packages with dispensers that offer the benefit of increased convenience, cleanliness or accuracy of dosage. For example, the Company is developing applications for SimpliSqueeze(R), a no-leak, invertible closure with one-hand dispensing convenience. SimpliSqueeze features a silicone valve that enables the product to be dispensed with a slight squeeze of the bottle, and upon release, closes firmly and does not leak. Consumer awareness of the innovative SimpliSqueeze closure is expected to grow as a result of its current use in the personal care market with hair care, shower gel and moisturizing lotion products. During 1997, the advantages of SimpliSqueeze were applied in the non-carbonated beverage market. AptarGroup worked with The Coca-Cola Company to incorporate the SimpliSqueeze valve into their sports drink requirements. Due to this success, AptarGroup is tailoring the SimpliSqueeze technology for use on a variety of consumer products.

  Another example of a system that offers increased convenience is a unit dose pump that dispenses a single exact dosage of medication nasally as an alternative to pills or syringes. During 1997, AptarGroup expanded its sales of unit dose pumps to applications that deliver medicine for migraine relief in a nasal spray.

  AptarGroup's principal executive offices are located at 475 West Terra Cotta Avenue, Suite E, Crystal Lake, Illinois 60014, and its telephone number is
(815) 477-0424. The Company maintains a website on the Internet at http://www.aptargroup.com. The Company's website and the information contained therein are not a part of this Prospectus.

                             COMPETITIVE STRENGTHS

  For the past 32 consecutive years, the Company's net sales have increased each year. In addition, in 1997 the Company achieved a record level of net income. For the three-month period ended March 31, 1998, the Company's net income increased 15% over the comparable period in 1997. The Company believes its performance is attributable to the following factors:

  Outstanding Product Quality. In each product line sold by the Company, product quality is an essential element required by customers. Since the Company's products are a key part of its customers' product performance and appearance, product quality must adhere to stringent customer requirements. These requirements include spray characteristics, accuracy of dosage, and aesthetics with respect to size, color and shape. The Company has received a number of awards from customers for its product quality and considers itself to be the quality leader in the industry. All of AptarGroup's major operating facilities are expected to be certified under ISO 9001, an internationally recognized manufacturers' quality standard, by the end of 1998.

  Superior Customer Service. AptarGroup's customers include many of the world's largest and most sophisticated consumer product marketers. The Company seeks to differentiate its products by offering service that exceeds customers' expectations. The Company works with its customers to design products that address their specific needs. The Company's facilities are located near its major customers, which allows the Company to respond quickly to customer orders and enables customers to maintain lower inventory levels.

  Broad and Innovative Product Line. The Company offers a broad line of pumps, dispensing closures and aerosol valves to customers on a wide geographic basis, while many of its competitors provide a single dispensing system or are limited geographically. Therefore, as the major consumer product marketers continue to reduce their supplier base, the Company believes it has an advantage over some of its competition. The Company has designed and developed numerous new products to meet and anticipate customer needs. Examples of products developed over the last several years include (i) an airless pump which permits marketers to reduce preservatives in their product because it does not allow oxygen to come in contact with the product, (ii) the SimpliSqueeze dispensing closure,
(iii) a unit dose pump for dispensing medications in a nasal spray and (iv) REPLICA(R), a small pump for miniature fragrance packages.

  Sophisticated Production Technology. Pumps and aerosol valves require the assembly of up to 15 different plastic, metal and rubber components using high-speed equipment. When molding dispensing closures, or plastic components to be used in pump or aerosol valve products, the Company uses advanced plastic injection molding technology. Large cavitation plastic injection molds are used for a majority of the Company's products. These molds are required to maintain tolerances as small as one one-thousandth of an inch and manufacture products in a high-speed, cost-efficient manner. The Company has "clean room" manufacturing facilities in France, Germany, Switzerland and the United States to produce pumps and/or aerosol valves in a contaminant-controlled environment for the pharmaceutical market.

  Leading Market Positions. AptarGroup believes it is the leading supplier of pharmaceutical pumps to the world, fragrance/cosmetics pumps to Europe, personal care fine mist pumps to Europe and North America and the largest supplier of dispensing closures and aerosol valves in North America.

  Experienced Management. The Company's senior management has, on average, approximately 20 years of experience within the packaging components industry. This experience has been critical in allowing the Company to maintain strong relationships with its customers and to develop new products and markets for growth. None of the executive officers of the Company is a Selling Stockholder in the Offering. See "Management" and "Principal and Selling Stockholders."

  Diverse and Established Customer Relationships. The Company has over 1,000 customers with no single customer accounting for greater than 6% of 1997 net sales. Of its top 25 customers, 22 have been customers of the Company for over 10 years. The majority of the Company's products are customized in order to meet specific product dispensing and aesthetic needs of its customers. The Company's sales and technical personnel work closely with its customers during this process. This close cooperation is especially important for sales to the pharmaceutical market since the Company's dispensing systems are an integral component of the customer's product which is submitted to regulatory authorities for approval.

                                GROWTH STRATEGY

  The Company believes that its growth will continue to be driven in part by consumer product marketers converting more of their product dispensing systems to value-added systems of the kind produced by the Company. To capitalize on this trend and to otherwise meet and anticipate customer needs, the Company is pursuing a growth strategy that is focused on the following areas:

  New Product Innovations. The Company has a strong commitment to the development of innovative dispensing packaging systems. The Company considers its ability to design and develop innovative dispensing systems critical to its ability to capture new and maintain existing business and believes that its innovative products strengthen its position as a value-added supplier. Recent innovations include an airless pump, the SimpliSqueeze dispensing closure, a unit dose pump and the REPLICA pump for miniature fragrance packages.

  Geographic Product Expansion. The Company plans to expand the geographic availability of its products into other areas of the world. Examples of this include:

  . In 1994, the Company began producing dispensing closures in Mexico.

  . In 1995, the Company began assembling pumps in the United States for the fragrance/ cosmetics market.

  . In 1995, the Company acquired General Plastics, S.A., a premier supplier of dispensing closures to the French market.

  . In 1995, the Company acquired a 35% interest in Loffler Kunststoffwerk
    GmbH & Co. KG, a supplier of closures to the German market.

  . In 1997, the Company began producing pumps, dispensing closures and aerosol valves in China.

  . In 1998, the Company began producing dispensing closures in the United
    Kingdom and plans to begin limited production of dispensing closures and pumps in South America.

  . In 1998, the Company began assembling pharmaceutical pumps in the United
    States.

  Targeted Market Expansion. With modifications or customization to existing products, applications are targeted to new markets. For example, dispensing closures originally designed for the personal care market have been modified to meet the needs of the household/industrial and food markets.

  Acquisition Opportunities. The Company has made several acquisitions in the past (See "Business--History"). The overall packaging components market is fragmented and includes a number of smaller, private and regionally focused companies. The Company intends to pursue acquisitions to acquire innovative new products, expand geographically or target new markets.

                                  THE OFFERING

 Common Stock offered by the Selling Stockholders.. 1,661,969 shares
 Common Stock to be outstanding after the Offering. 18,010,669 shares (1)(2)
 Use of Proceeds to the Company.................... The Company will not receive any proceeds from
                                                    the sale of shares of
                                                    Common Stock by the Selling
                                                    Stockholders in the
                                                    Offering. In the event the
                                                    over-allotment option is
                                                    exercised by the
                                                    Underwriters, the Company
                                                    intends to use the net
                                                    proceeds to reduce debt.
                                                    See "Use of Proceeds to the
                                                    Company".
 New York Stock Exchange symbol.................... ATR

--------
(1) The Company has granted an over-allotment option to the Underwriters to purchase up to 249,295 additional shares of Common Stock which are not included in the amount shown.
(2) Does not include 1,208,823 shares issuable upon exercise of outstanding stock options as of May 27, 1998 with an average exercise price of $31.98 per share.

                         SUMMARY FINANCIAL INFORMATION

  The following table summarizes certain financial data with respect to AptarGroup. The data, insofar as it relates to each of the years 1997, 1996, 1995, 1994 and 1993, have been derived from audited annual financial statements and notes thereto, certain of which appear elsewhere in this Prospectus. The data for the three months ended March 31, 1998 and certain of the data for the three months ended March 31, 1997 have been derived from unaudited financial statements appearing elsewhere in this Prospectus which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position and results of operations for the interim periods presented. The results for interim periods are not necessarily indicative of the results that may be expected for the full fiscal year. The information set forth below should be read in conjunction with the AptarGroup audited financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations", which are included elsewhere in this Prospectus.

                          THREE MONTHS
                              ENDED                   YEAR ENDED
                            MARCH 31,                DECEMBER 31,
                          --------------  --------------------------------------
                           1998    1997    1997    1996    1995    1994    1993
                          ------  ------  ------  ------  ------  ------  ------
                            (MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
Net Sales...............  $170.9  $158.3  $655.4  $615.8  $557.5  $474.3  $411.5
Cost of Sales...........   106.7   100.9   418.1   399.7   358.4   301.5   262.5
       % of Net Sales...    62.4%   63.7%   63.8%   64.9%   64.3%   63.6%   63.8%
Selling, Research &
 Development, and
 Administrative.........    28.2    25.6   108.4   104.3    96.2    85.7    75.8
       % of Net Sales...    16.5%   16.2%   16.5%   16.9%   17.3%   18.1%   18.4%
Depreciation and
 Amortization...........    13.6    12.5    49.9    47.9    43.5    38.4    32.1
       % of Net Sales...     8.0%    7.9%    7.6%    7.8%    7.8%    8.1%    7.8%
Operating Income........    22.5    19.4    79.0    64.0    59.3    48.7    41.0
       % of Net Sales...    13.1%   12.2%   12.1%   10.4%   10.6%   10.2%   10.0%
Income Before Accounting
 Change (1).............    13.2    11.4    46.5    37.5    35.7    27.3    21.6
Net Income..............    13.2    11.4    46.5    37.5    35.7    27.3    23.0
       % of Net Sales...     7.7%    7.2%    7.1%    6.1%    6.4%    5.7%    5.6%
PER COMMON SHARE:
Income Before
Accounting Change (1)
 Basic..................  $ 0.73  $ 0.64  $ 2.59  $ 2.09  $ 1.99  $ 1.65  $ 1.34
 Diluted................    0.72    0.63    2.55    2.05    1.98    1.64    1.34
Net Income
 Basic..................    0.73    0.64    2.59    2.09    1.99    1.65    1.43
 Diluted................    0.72    0.63    2.55    2.05    1.98    1.64    1.43
Cash Dividends Declared.    0.08    0.07    0.30    0.28    0.26    0.23    0.10
BALANCE SHEET AND OTHER
 DATA:
Capital Expenditures....  $ 13.4  $ 15.1  $ 71.2  $ 62.8  $ 55.5  $ 41.9  $ 46.7
Total Assets............   611.8   568.9   585.4   576.1   559.2   465.4   408.0
Long-Term Obligations...    78.3    73.9    70.7    76.6    80.7    53.8    41.3
Stockholders' Equity....   344.8   325.4   342.1   335.7   312.3   270.6   190.4
Interest Bearing Debt to
 Total Capitalization...    20.4%   22.5%   17.7%   21.1%   23.8%   19.2%   37.5%

--------
(1) In the first quarter of 1993, the Company adopted SFAS 109 entitled "Accounting for Income Taxes".

                        USE OF PROCEEDS TO THE COMPANY

  AptarGroup will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders in the Offering. In the event the Underwriters' over-allotment option is exercised in full, and assuming the sale of the 249,295 shares of Common Stock subject to the over-allotment option at an initial public offering price of $63 9/16 per share, the net proceeds to AptarGroup are estimated to be approximately $15.0 million, after deduction of underwriting discounts and estimated offering expenses payable by the Company. AptarGroup intends to use substantially all of such proceeds to reduce debt. The weighted average interest rate on the debt to be repaid was approximately 6% as of March 31, 1998.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is traded on the NYSE under the symbol "ATR". The quarterly per share price ranges for the Common Stock, as reported by the NYSE Composite Tape, and cash dividends per share paid since January 1, 1996 were as follows:

                                                                         CASH
                                                                       DIVIDENDS
                                                      HIGH      LOW      PAID
                                                     ------- --------- ---------
1996
  First Quarter..................................... $41 7/8 $34 3/4     $.07
  Second Quarter....................................  43 1/8  29          .07
  Third Quarter.....................................  37 1/8  30 3/8      .07
  Fourth Quarter....................................  36      30 1/2      .07
1997
  First Quarter.....................................  40 5/8  32 3/4      .07
  Second Quarter....................................  45 7/8  35 1/8      .07
  Third Quarter.....................................  59 1/8  44 1/2      .08
  Fourth Quarter....................................  59 1/8  50 7/16     .08
1998
  First Quarter.....................................  64 1/4  47 15/16    .08
  Second Quarter (through June 8, 1998)(1)..........  65 7/8  56          .08

--------
(1) On June 8, 1998, the reported closing price of the Common Stock on the NYSE Composite Tape was $63 9/16 per share. On May 29, 1998, there were approximately 900 holders of record of Common Stock.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following table summarizes certain financial data with respect to AptarGroup. The data, insofar as it relates to each of the years 1997, 1996, 1995, 1994 and 1993, have been derived from audited annual financial statements and notes thereto, certain of which appear elsewhere in this Prospectus. The data for the three months ended March 31, 1998 and certain of the data for the three months ended March 31, 1997 have been derived from unaudited financial statements appearing elsewhere in this Prospectus which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position and results of operations for the interim periods presented. The results for interim periods are not necessarily indicative of the results that may be expected for the full fiscal year. The information set forth below should be read in conjunction with the AptarGroup audited financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations", which are included elsewhere in this Prospectus.

                          THREE MONTHS
                              ENDED
                            MARCH 31,          YEAR ENDED DECEMBER 31,
                          --------------  --------------------------------------
                           1998    1997    1997    1996    1995    1994    1993
                          ------  ------  ------  ------  ------  ------  ------
                              (MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
Net Sales...............  $170.9  $158.3  $655.4  $615.8  $557.5  $474.3  $411.5
Cost of Sales...........   106.7   100.9   418.1   399.7   358.4   301.5   262.5
Selling, Research &
 Development, and
 Administrative.........    28.2    25.6   108.4   104.3    96.2    85.7    75.8
Depreciation and
 Amortization...........    13.6    12.5    49.9    47.9    43.5    38.4    32.1
Operating Income........    22.5    19.4    79.0    64.0    59.3    48.7    41.0
Income Before Accounting
 Change (1).............    13.2    11.4    46.5    37.5    35.7    27.3    21.6
Net Income..............    13.2    11.4    46.5    37.5    35.7    27.3    23.0
PER COMMON SHARE:
Income Before Accounting
 Change (1)
 Basic..................  $ 0.73  $ 0.64  $ 2.59  $ 2.09  $ 1.99  $ 1.65  $ 1.34
 Diluted................    0.72    0.63    2.55    2.05    1.98    1.64    1.34
Net Income
 Basic..................    0.73    0.64    2.59    2.09    1.99    1.65    1.43
 Diluted................    0.72    0.63    2.55    2.05    1.98    1.64    1.43
Cash Dividends Declared.    0.08    0.07    0.30    0.28    0.26    0.23    0.10
BALANCE SHEET AND OTHER
 DATA:
Capital Expenditures....  $ 13.4  $ 15.1  $ 71.2  $ 62.8  $ 55.5  $ 41.9  $ 46.7
Total Assets............   611.8   568.9   585.4   576.1   559.2   465.4   408.0
Long-Term Obligations...    78.3    73.9    70.7    76.6    80.7    53.8    41.3
Stockholders' Equity....   344.8   325.4   342.1   335.7   312.3   270.6   190.4
Interest Bearing Debt to
   Total Capitalization.    20.4%   22.5%   17.7%   21.1%   23.8%   19.2%   37.5%

--------
(1) In the first quarter of 1993, the Company adopted SFAS 109 entitled "Accounting for Income Taxes".

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Set forth below is a discussion and analysis by AptarGroup management of the results of operations of AptarGroup. Such discussion and analysis should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage relationship of certain items to net sales.

                                    THREE MONTHS
                                   ENDED MARCH 31,   YEAR ENDED DECEMBER 31,
                                   ----------------  -------------------------
                                    1998     1997     1997     1996     1995
                                   -------  -------  -------  -------  -------
Net sales.........................   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales.....................    62.4     63.7     63.8     64.9     64.3
Selling, research & development
 and administrative expenses......    16.5     16.2     16.5     16.9     17.3
Depreciation and amortization.....     8.0      7.9      7.6      7.8      7.8
                                   -------  -------  -------  -------  -------
Operating income..................    13.1     12.2     12.1     10.4     10.6
Other expenses, net...............    (0.2)    (0.5)    (0.1)    (0.6)    (0.3)
                                   -------  -------  -------  -------  -------
Income before income taxes........    12.9     11.7     12.0      9.8     10.3
Provision for income taxes........     5.2      4.5      4.9      3.7      3.9
                                   -------  -------  -------  -------  -------
Net income........................     7.7%     7.2%     7.1%     6.1%     6.4%
                                   =======  =======  =======  =======  =======

 Three Months Ended March 31, 1998 Compared to Three Months Ended March 31,
1997

  Net sales for the quarter ended March 31, 1998 totaled $170.9 million, an increase of approximately 8% from the corresponding period of 1997. Sales were negatively affected by the translation of AptarGroup's foreign sales due to the stronger U.S. dollar relative to the same three-month period of 1997. If the dollar exchange rate had been constant, sales for the three months ended March 31, 1998 would have increased approximately 14%. The increase for the quarter ended March 31, 1998 is primarily attributed to strong sales of pumps to the pharmaceutical market worldwide, increased sales of pumps and aerosol valves to the personal care market in Europe and increased sales to the fragrance/cosmetics market worldwide.

  European sales represented approximately 56% of net sales for the quarter ended March 31, 1998, compared to 58% for the same period a year ago. U.S. sales represented 39% of net sales for the quarter ended March 31, 1998, compared to 38% for the same period a year ago. Sales from other foreign operations represented 5% of net sales for the quarter ended March 31, 1998 compared to 4% for the same period a year ago.

  Cost of sales as a percent of net sales decreased to 62.4% in the first quarter of 1998 compared to 63.7% in the same period a year ago. The decrease for the quarter ended March 31, 1998 is attributed to the mix of products sold, cost savings and a net gain from changes in exchange rates between the comparable quarters on inter-country transactions.

  Selling, research & development and administrative expenses ("SG&A") increased 10.4% to $28.2 million in the first quarter of 1998, compared to $25.6 million in the same period a year ago. As a percent of net sales, SG&A increased in the first quarter of 1998 to 16.5% from 16.2% a year ago.

  Operating income increased to $22.5 million in the first quarter of 1998 compared to $19.4 million for the same period a year ago. The increase for the quarter ended March 31, 1998 is due to higher sales volume, change in mix of products sold and cost savings. In addition, approximately $0.5 million of the increase for the quarter ended March 31, 1998 is due to the positive effect of gains on inter-country transactions net of the negative impact of translation.

  European operations represented 75% of total operating income in the first quarter of 1998, compared to 72% for the same period a year ago. U.S. operations represented 36% of operating income in the first quarter in 1998, compared to 39% in the corresponding period in 1997. The difference between Europe and U.S. operations to total operating income is due to operating income from other foreign operations and corporate expenses.

  The effective tax rate for the three months ended March 31, 1998 was 40.3%, compared to 38.3% for the same period a year ago. The increase is primarily due to a 5 percentage point increase in the French corporate income tax rate that was enacted in the fourth quarter of 1997, but was retroactive to the beginning of 1997. Under generally accepted accounting principles, this retroactive adjustment was recorded entirely in the fourth quarter of 1997 and therefore was not reflected in reported first quarter 1997 results. The Company expects the effective tax rate for 1998 to be in the range of 40.0% to 40.8%.

  Net income for the first quarter of 1998 increased 15.5% to $13.2 million, compared to $11.4 million in the first quarter of 1997. The increase in net income for the quarter ended March 31, 1998 is primarily due to higher sales volume and cost containment efforts.

 1997 Compared to 1996

  Net sales in 1997 totaled $655.4 million, an increase of 6.4% when compared to net sales of $615.8 million in 1996. Sales were negatively affected by the translation of AptarGroup's foreign sales due to the stronger U.S. dollar relative to 1996. If the U.S. dollar exchange rates had not changed from year to year, net sales for 1997 would have increased approximately 15%. The increase in sales is primarily attributed to increased volume of the Company's major product lines despite a competitive pricing environment. European sales represented approximately 55% of the Company's total sales compared to 58% in 1996. U.S. sales represented approximately 40% of the Company's total sales compared to 38% in 1996. Sales from other foreign operations represented 5% of the Company's total sales compared to 4% in 1996.

  Cost of sales as a percent of net sales decreased in 1997 to 63.8% compared to 64.9% in 1996. The decrease is attributed to the mix of products sold, cost savings and a net gain from changes in exchange rates on inter-country transactions. The impact of changes in raw material costs, including plastic resin and metal, in 1997 was not significant.

  SG&A increased to $108.4 million compared to $104.3 million in 1996. SG&A decreased as a percent of sales from 16.9% in 1996 to 16.5% in 1997 due to sales growing at a faster pace than SG&A expenses.

  Depreciation and amortization expenses increased from $47.9 million in 1996 to $49.9 in 1997. As a percent of sales, depreciation and amortization decreased to 7.6% in 1997 from 7.8% in 1996.

  Operating income increased to $79.0 million compared to $64.0 million in 1996. Operating income was favorably impacted in 1997 by approximately $4.3 million of a net gain due to favorable changes in exchange rates between comparable periods on various inter-country transactions, partially offset by the adverse effect of the stronger U.S. dollar on the translation of foreign denominated results.

  During 1997, the Company began production in China. Due to underutilization of overhead expenses during this first year of production, operating income was adversely affected by $1.2 million.

  Operating income from European operations (excluding corporate expenses) represented 74% and 68% of total operating income in 1997 and 1996, respectively. Operating income in 1997 from U.S. operations (excluding corporate expenses) represented 41% of total operating income compared to 44% in 1996. The increase in the percentage of operating income attributable to European operations was primarily due to the mix of products sold and the net gain from changes in exchange rates.

  Net other expenses decreased to $0.4 million in 1997 from $3.8 million in 1996. The decrease is primarily attributable to increased income from equity investments in affiliates coupled with lower net interest expense.

  The effective income tax rate increased from 37.6% in 1996 to 40.8% in 1997. The increased effective tax rate is primarily due to an increased corporate tax rate in France combined with the mix of income earned. During the fourth quarter of 1997, the French government increased the French corporate tax rate by 5 percentage points, from 36.7 to 41.7%, retroactive to the beginning of the year. This increased income tax expense for the year by approximately $1.8 million, which was recorded entirely in the fourth quarter and therefore was not reflected in reported results for any of the first three quarters of 1997. Had the French tax increase been passed at the beginning of 1997, income taxes would have increased by approximately $0.4 million for each quarter. The remainder relates to an adjustment to the balance of deferred taxes at the beginning of the year which will not recur in 1998. The increased French tax rate will continue in 1998 and is scheduled to decrease in 1999 and terminate at the beginning of 2000.

  Net income increased 24% to $46.5 million in 1997 compared to $37.5 million in 1996. The increase in net income is primarily due to higher sales volume and cost containment efforts.

 1996 Compared to 1995

  Net sales in 1996 totaled $615.8 million, an increase of 10.5% when compared to net sales of $557.5 million in 1995. Excluding the effects of the acquisitions made in the fourth quarter of 1995, sales grew 6.9% in 1996. The translation of foreign sales to U.S. dollars in 1996 was affected by changes in exchange rates. If the U.S. dollar exchange rates had not changed from year to year and the effect of the acquisitions were excluded, net sales for 1996 would have increased approximately 8.4%. The increase in sales is primarily attributed to increased sales volume of pumps to the pharmaceutical market and volume increases in pumps, dispensing closures and aerosol valves to the personal care market. These volume increases were partially offset by price decreases and softness of pump sales to customers in the European fragrance/cosmetics market. European sales represented approximately 58% of the Company's total sales compared to 60% in 1995. U.S. sales represented approximately 38% of the Company's total sales compared to 36% in 1995. Sales from other foreign operations represented 4% of the Company's total sales in 1996 and 1995.

  During the fourth quarter of 1995, the Company acquired Liquid Molding Systems, Inc. ("LMS"), a U.S. company that owns the patent and the liquid silicone molding expertise to produce valves for the SimpliSqueeze dispensing closure system, and General Plastics S.A. ("General Plastics"), a French company which manufactures primarily dispensing closures. General Plastics uses bi-injection molding technology, which allows for the molding of two colors or two materials in the same cycle. Also during the fourth quarter of 1995, the Company purchased a 35% minority interest in Loffler Kunststoffwerk GmbH & Co. KG ("Loffler"), a privately-held German manufacturer of dispensing and standard closures. The two acquisitions have been accounted for as purchases and the minority interest has been accounted for under the equity method. The effect of these transactions on the Company's net income for 1996 and 1995 was not significant.

  The purchase agreement between the Company and Loffler includes a provision that adjusts the purchase price for the 35% interest based on earnings of Loffler from 1995 through 1997. The purchase price adjustment based on such earnings will not be material to the 1998 financial statements.

  In 1996 the Company sold a 35% interest in certain of the Company's European dispensing closure operations to Loffler for approximately $3.8 million. The net gain on the sale of the minority interests was not significant.

  Cost of sales as a percent of net sales increased in 1996 to 64.9% compared to 64.3% in 1995. The increase was primarily attributed to underutilized capacity in the Company's fragrance operations, continued price competition and the mix of products sold. The impact of changes in raw material costs, including plastic resin and metal, in 1996 was not significant.

  SG&A increased to $104.3 million compared to $96.2 million in 1995. The increase was primarily due to the acquisitions made in the fourth quarter of 1995 and increased spending for research and development. SG&A decreased as a percentage of sales from 17.3% in 1995 to 16.9% in 1996 due to sales growing at a faster pace than SG&A expenses.

  Depreciation and amortization expenses increased from $43.5 million in 1995 to $47.9 million in 1996. As a percent of sales, depreciation and amortization remained consistent between the years at 7.8%.

  Operating income from European operations (excluding corporate expenses) represented 68% and 82% of total operating income in 1996 and 1995, respectively. Operating income in 1996 from U.S. operations (excluding corporate expenses) represented 44% of total operating income compared to 35% in 1995. The decrease in the percentage of operating income attributable to European operations was due to underutilized capacity as a result of softness in the fragrance/cosmetics market.

  Net other expenses increased to $3.8 million in 1996 from $1.7 million in 1995. The increase was primarily attributable to lower income of affiliates and higher net interest costs in 1996.

  The effective income tax rate decreased from 38.0% in 1995 to 37.6% in 1996. The decreased effective tax rate was due to the mix of income earned.

  Net income increased 5% to $37.5 million in 1996 compared to $35.7 million in 1995. The increase in net income was primarily attributable to higher sales volume and continued cost containment.

QUARTERLY TRENDS

  The Company's results of operations in the second half of the year typically are negatively impacted by European summer holidays and customer plant shutdowns in December. In the future, the Company's results of operations in a quarterly period could be impacted by factors such as changes in product mix, changes in material costs, changes in growth rates in the industries to which the Company's products are sold and changes in general economic conditions in any of the countries in which the Company does business.

FOREIGN CURRENCY

  A significant portion of the Company's operations is located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial conditions and results of operations of AptarGroup's foreign entities. The Company's significant foreign exchange exposures are to the Italian Lira, French Franc and German Mark. The Company manages its exposures to foreign exchange principally with forward exchange contracts to hedge certain firm purchase and sales commitments and intercompany cash transactions denominated in foreign currencies.

  In some cases, the Company sells products denominated in a currency different than the currency for which the respective costs are incurred. Changes in exchange rates on such inter-country sales could materially impact the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES

  Historically, the Company has generated positive cash flows from operations and has utilized the majority of such cash flows to invest in capital projects. Net cash provided by operations in the three months ended March 31, 1998 was $16.8 million compared to $11.0 million in the same period a year ago. The increase is primarily attributed to increased net income and less cash used for working capital in 1998. Total net working capital at March 31, 1998 was $138.7 million, compared to $130.8 million at December 31, 1997. Net cash provided by operations was $86.2 million, $67.3 million and $61.7 million during 1997, 1996 and 1995, respectively.

  Net cash used by investing activities in the three months ended March 31, 1998 increased to $18.5 million from $15.0 million in the same period a year ago primarily due to the Company's repurchase of a 35% interest in its European closure business from Loffler, the Company's European closure business partner. This transaction did not have a material impact on the financial statements of the Company. Net cash used for investing activities totaled $69.7 million, $59.2 million and $84.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase between 1996 and 1997 is primarily due to an increase in capital expenditures. The industry in which AptarGroup operates is capital intensive and, accordingly, capital expenditures were $71.2 million, $62.8 million, and $55.5 million for the years ended December 31, 1997, 1996 and 1995, respectively. Management anticipates that cash outlays for capital expenditures for all of 1998 will be approximately $80 million.

  Net cash provided by financing activities decreased to $6.3 million in the three months ended March 31, 1998, compared to $8.3 million in 1997. Net cash
(used) provided by financing activities was $(13.0) million, $(8.6) million, and $19.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. The ratio of interest-bearing debt to total capitalization was 20.4% and 17.7% at March 31, 1998 and December 31, 1997, respectively. The majority of the Company's debt has been and continues to be denominated in foreign currency. AptarGroup has historically borrowed locally to hedge potential currency fluctuations for assets that were purchased outside of the U.S. It is expected that this practice will continue.

  The Company has a multi-year, unsecured revolving credit agreement allowing borrowings of up to $25 million. Under this credit agreement, interest on borrowings is payable at a rate equal to the London Interbank Offered Rate (LIBOR) plus an amount based on the financial condition of the Company. At March 31, 1998, the amount unused and available under this agreement was $25 million. The Company is required to pay a fee for the unused portion of the commitment. The agreement expires on April 29, 2001. The credit available under the revolving credit agreement provides management with the ability to refinance certain short-term obligations on a long-term basis. As it is management's intent to do so, short-term obligations of $25 million have been reclassified as long-term obligations as of March 31, 1998. Short-term obligations of $21.7 million and $3.3 million of current portion of long-term debt were reclassified as long-term obligation as of December 31, 1997.

  On April 23, 1998, the Board of Directors declared a quarterly dividend of $0.08 per share payable on May 27, 1998 to stockholders of record as of May 6, 1998.

OUTLOOK

  Over the past few years, a consolidation of the Company's customer base has occurred. This trend is expected to continue. A concentration of customers may result in additional price pressure or loss of volume. This situation also presents opportunities for increasing sales due to the breadth of the Company's product line and its international presence.

  The Company's net income could be affected by increases in raw material costs. The Company attempts to offset inflation through cost containment and increased selling prices over time, as allowed by market conditions.

  As the Company expands geographically, particularly into Asia and South America, investments may be made in countries that may not be as politically stable as the U.S. or the Western European countries in which the Company has a majority of its operations. The Company monitors its exposure in these other countries to minimize risk.

  The Asian crisis experienced in 1997 and 1998 does not have a direct significant impact on the Company due to the Company's relatively small presence in Asia and the current low level of export into the region. The indirect impact on AptarGroup due to lesser demand of the Company's customers' products which are exported to Asia cannot be quantified.

  The Company has reviewed its major systems and believes they are Year 2000 compliant or can be upgraded to meet Year 2000 demands. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not have a material adverse effect on the results of operations of the Company. The modifications and upgrades are expected to be complete by early 1999, and the related costs should not be significant. The Company is also working with suppliers to ensure that they are Year 2000 compliant.

  The European Community will introduce a common European monetary unit called the Euro effective January 1, 1999. While many details are still uncertain concerning this introduction, the Company has begun investigating the impacts that the Euro will have on its operations. While the Euro is expected to have significant accounting and systems impacts as well as pricing impacts, the Company does not believe that the introduction of the Euro will have a material adverse effect on the results of its operations.

LITIGATION

  During the second quarter of 1997, the Company received a judgment in its favor as plaintiff in a patent infringement lawsuit relating to an aerosol valve component. The Company was awarded $7.8 million plus interest. The decision has been appealed and the Company cannot predict the ultimate outcome or timing of such appeal. This award is not included in the financial results.

ADOPTION OF NEW ACCOUNTING STANDARDS

  In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" which is effective for fiscal years beginning after December 15, 1997. Statement No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers in annual financial statements and interim financial reports. The Company is currently evaluating the new Statement and plans to adopt the standards during the year ending December 31, 1998.

  In February 1998, the FASB issued Statement No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits" which is effective for fiscal years beginning after December 15, 1997. Statement No. 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of these plans. The Company is currently evaluating this new Statement and plans to adopt the standards during the year ended December 31, 1998.

  In March 1998 and April 1998, the AcSEC (Accounting Standards Executive Committee) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and SOP 98-5 "Reporting on the Costs of Start-Up Activities," respectively. Both Statements are effective for fiscal years beginning after December 15, 1998, and early adoption is encouraged. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. SOP 98-5 requires that entities expense start-up costs and organization costs as they are incurred. The Company has adopted both of these standards.

                                   BUSINESS

GENERAL

  The Company is a leader in the design, manufacture and sale of three categories of consumer product dispensing systems -- pumps, dispensing closures and aerosol valves. The Company focuses on providing value-added dispensing systems to global consumer product marketers in the fragrance/cosmetics, personal care, pharmaceutical, household/industrial products and food industries. Value-added packaging allows consumers to conveniently dispense a product, in an aesthetically attractive package, which consistently meets required usage or dosage characteristics. The Company believes it is the largest supplier of pharmaceutical pumps worldwide, the largest supplier of dispensing closures, aerosol valves and personal care fine mist pumps in North America and the largest supplier of fragrance/cosmetic and personal care fine mist pumps in Europe. The Company's manufacturing facilities are located primarily in North America and Europe, and in 1997 the Company opened a manufacturing facility in China. The Company has over 1,000 customers with no single customer accounting for greater than 6% of the Company's 1997 net sales.

  For 1997, the percentage of net sales represented by sales to the fragrance/cosmetics, personal care, pharmaceutical, household/industrial and food markets were 32%, 30%, 24%, 9% and 5%, respectively. Pumps, dispensing closures and aerosol valves represented approximately 60%, 19% and 19%, respectively, of AptarGroup's net sales. The Company expects the mix of sales by market and product to remain approximately the same in 1998.

  Pumps are finger-actuated dispensing systems which disperse a spray or lotion from non-pressurized containers. Pumps are principally sold to four markets: fragrance/cosmetics, pharmaceutical, personal care and household/industrial. Examples of pump applications in these markets include perfumes, skin creams, oral and nasal sprays, hair sprays and window cleaners. Dispensing closures are plastic caps, primarily for squeezable containers, which allow a product to be dispensed without removing the cap. The majority of the Company's dispensing closure sales have been to the personal care market, and the Company is pursuing opportunities in the food and household/industrial markets for additional applications of dispensing closures. Products with dispensing closures include shampoos, skin lotions, conditioners, household/industrial cleaners, ketchup and salad dressing products. Aerosol valves are mechanisms which dispense product from pressurized containers. Continuous spray aerosol valves are frequently used with hair sprays, spray paints, insecticides, automotive products and laundry products. Metered dose aerosol valves are used to dispense precise amounts of product and are primarily sold to the pharmaceutical market for lung and heart medications.

  Sales of the Company's dispensing systems, especially pumps, dispensing closures and metered dose aerosol valves have grown at a faster rate than the overall packaging industry during the past five years as consumer demand shifted to products with more convenient dispensing systems. The Company expects this trend to continue. Consumer product marketers have converted many of their products to packages with dispensers that offer the benefit of increased convenience, cleanliness or accuracy of dosage. For example, the Company is developing applications for SimpliSqueeze(R), a no-leak, invertible closure with one-hand dispensing convenience. SimpliSqueeze features a silicone valve that enables the product to be dispensed with a slight squeeze of the bottle, and upon release, closes firmly and does not leak. Consumer awareness of the innovative SimpliSqueeze closure is expected to grow as a result of its current use in the personal care market with hair care, shower gel and moisturizing lotion products. During 1997, the advantages of SimpliSqueeze were applied in the non-carbonated beverage market. AptarGroup worked with The Coca-Cola Company to incorporate the SimpliSqueeze valve into their sports drink requirements. Due to this success, AptarGroup is tailoring the SimpliSqueeze technology for use on a variety of consumer products.

  Another example of a system that offers increased convenience is a unit dose pump that dispenses a single exact dosage of medication nasally as an alternative to pills or syringes. During 1997, AptarGroup expanded its sales of unit dose pumps to applications that deliver medicine for migraine relief in a nasal spray.

PUMPS (60% OF 1997 NET SALES)

  Pumps are finger-actuated dispensing systems which disperse a spray or lotion from non-pressurized containers. Pumps are principally sold to four markets: fragrance/cosmetics, pharmaceutical, personal care and household/industrial products. Examples of pump applications in these markets include perfumes, skin creams, oral and nasal sprays, hair spray and window cleaners. The style of pump used depends largely on the nature of the product being dispensed, from smaller, fine mist pumps used with perfume products to high-output pumps used with household/industrial cleaner products.

  AptarGroup believes it is the leading supplier of pharmaceutical pumps to the world, fragrance/cosmetics pumps to Europe and personal care fine mist pumps to Europe and North America. An element of the Company's growth strategy is the geographic expansion of pump operations. Adding to the Company's personal care fine mist pump manufacturing capabilities in the U.S., the Company began assembling fragrance/cosmetics pumps in the United States in early 1995 and began production of personal care lotion pumps in 1997. The Company has sales offices in Japan and in 1997, began producing pumps in China to enhance its position in the Asian markets. In 1997, 1996 and 1995, pump sales accounted for approximately 60%, 63% and 65%, respectively, of AptarGroup's net sales.

 Fragrance/Cosmetics

  The Company believes it is the leading supplier of pumps to the fragrance/cosmetics market in Europe. Pumps are manufactured to meet exacting size and performance requirements. Significant research, time and coordination with the customers' development staff is required to qualify a pump for use with their products. Recently, the Company developed several new pumps for the fragrance/cosmetics market. An example is a pump that permanently affixes to a bottle without the need for crimping, enabling customers to assemble their finished product more easily, efficiently and economically. Another example is a tubeless pump. The conventional tube, the device that takes the product up from the bottom of the container when the button on top is pushed down, was removed. In its place, a reservoir was substituted. During 1997, the REPLICA pump was introduced for miniature fragrance packages. REPLICA is a small fine mist pump, with a mechanism just 32 millimeters in length. Despite its size, REPLICA combines aesthetically pleasing design with the same high level of performance as AptarGroup's conventional pumps.

  Within this market, the Company expects the use of pumps to continue to increase, particularly in the cosmetics sector. For example, packaging for certain products such as skin moisturizers and anti-aging lotions is undergoing a conversion to pump systems, which may provide growth opportunities for the Company.

  Pharmaceutical

  The Company considers itself to be the leading supplier of pumps to the pharmaceutical market worldwide. AptarGroup has clean room manufacturing facilities in France, Germany, Switzerland and the United States which produce pumps in a contaminant-controlled environment. The Company believes that the use of pumps in the dispensing of pharmaceuticals will continue to increase. Demand is increasing for the Company's pumps which provide consistent dosages of particular drugs. During 1997, AptarGroup expanded its sales of unit dose pumps to applications that deliver medicine for migraine relief in a nasal spray. This system ensures that medication is administered quickly and effectively. AptarGroup is also working with pharmaceutical companies to design dispensing systems for the delivery of such medications as flu vaccines and cold remedies.

  Personal Care

  The Company believes it is the largest supplier of personal care fine mist pumps in North America and Europe. Personal care pumps are primarily sold for use in hair care and deodorant products. Sales of fine mist pumps to this market have increased significantly over the last several years. The Company has been a supplier of lotion pumps to the personal care market primarily in Europe and is expanding sales of lotion pumps to the personal care market in North America.

  Other

  The Company has not focused on the household/industrial pump market. Household/industrial products primarily utilize trigger or other high output pumps for such applications as bathroom cleaners, window sprays, and general household/industrial cleaners. The Company manufactures high output pumps for the household market; however, it currently does not manufacture a trigger pump. Pumps have not been extensively used in the food industry.

DISPENSING CLOSURES (19% OF 1997 NET SALES)

  Dispensing closures are plastic caps, primarily for squeezable containers, which allow a product to be dispensed without removing the cap. Products with dispensing closures include shampoos, skin lotions, conditioners, household cleaners, ketchup and salad dressing products. Although the Company sells dispensing closures to all markets, the majority of the Company's sales have been to the personal care market. The Company believes that it is the largest manufacturer of dispensing closures in North America. In 1997, 1996 and 1995, dispensing closure sales accounted for approximately 19%, 18% and 16%, respectively, of AptarGroup's net sales.

  Sales of dispensing closures have grown as consumers worldwide have demonstrated a preference for a package utilizing the convenience of a dispensing closure. As a result of this trend, consumer marketers are continually evaluating opportunities to convert non-dispensing closures to dispensing closures in order to differentiate their products and make them more appealing to customers. An example of this is the conversion of shampoo packages from twist-off caps to dispensing closures. Similar conversions have occurred with toothpaste, ketchup and skin care products. The Company believes future growth opportunities exist for converting other products to dispensing closures.

  The Company's growth strategy for the dispensing closure business is to gain greater market share in the European, South American and Asian markets, to develop innovative new products and to adapt existing products for new markets.

 Personal Care

  Historically, the Company's primary focus for dispensing closures has been the personal care industry. Products with dispensing closures include shampoos, skin lotions, conditioners and toothpaste. In order to expand its business in this market, the Company has focused on the development of new products, including SimpliSqueeze, a no-leak, invertible closure with one-hand dispensing convenience. SimpliSqueeze features a silicone valve that enables the product to be dispensed with a slight squeeze of the bottle, and upon release, closes firmly and does not leak. Consumer awareness of the innovative SimpliSqueeze closure is expected to grow as a result of its current use with hair care, shower gel and moisturizing lotion products and other customer applications.

 Household/Industrial

  The Company has not had significant dispensing closure sales to the household/industrial market. The Company believes this market offers an opportunity for expansion. The Company is building stronger relationships with the consumer product marketers operating in the household/industrial market. The Company adapts existing products to target this market. For example, the Directional Pour Spout(TM) incorporates an elongated spout that enables the consumer to pinpoint the dispensing of the product in exactly the desired direction.

 Food

  In the food market, the Company believes opportunities for future applications exist comparable to the conversion of ketchup packaging to a dispensing closure. The trend of food manufacturers to offer products in a squeezable dispensing package has been increased, for example, in mayonnaise, jellies and salad dressing products. An increase in the conversion of food products, such as edible oils, to squeezable dispensing closures could provide growth opportunities for the Company. The Company's Directional Pour Spout can also be used with food products.

  During 1997, the advantages of SimpliSqueeze were applied in the non-carbonated beverage market. AptarGroup worked with The Coca-Cola Company to incorporate the SimpliSqueeze valve into their sports drink requirements. Due to this success, AptarGroup is tailoring the SimpliSqueeze technology into other food/beverage markets.

 Other

  Sales of dispensing closures to the pharmaceutical market have not been significant. The Company is developing products for this market. In addition, the SimpliSqueeze technology is being expanded for use with automotive appearance products.

AEROSOL VALVES (19% OF 1997 NET SALES)

  Aerosol valves are mechanisms which dispense product from pressurized containers. The Company sells two different types of aerosol valves. The first type is a continuous spray valve frequently used with hair sprays, spray paints, insecticides, automotive products and laundry products. The second type of valve is a metered dose aerosol valve used to dispense precise amounts of product. This valve is primarily sold to the pharmaceutical market for lung and heart medications. In 1997, 1996 and 1995, aerosol valve sales accounted for approximately 19%, 17% and 18%, respectively, of AptarGroup's net sales.

  Over the past 25 years, the number of aerosol valve companies in North America and Europe has decreased significantly. The majority of the North American market is concentrated in three companies. AptarGroup believes it is the largest aerosol valve supplier in North America. The Company's aerosol valves have historically been targeted primarily to the personal care and household/industrial markets.

 Personal Care

  The primary applications in the personal care market include hair products, deodorants and shaving creams. Demand for aerosol valves is dependent upon consumer preference for application, consumer perception of environmental impact, and changes in demand for the products in this market.

 Household/Industrial

  The primary applications for valves in the household/industrial market include disinfectants, spray paints, insecticides, automotive products and laundry sprays. The Company sells several customized overcaps that allow product to be dispensed by actuating the valve which is situated in the cap on the can. These overcaps are used, for instance, in household disinfectant sprays and room fresheners. They provide a higher degree of differentiation and convenience relative to competing sprays since the cap does not need to be removed prior to usage.

 Pharmaceutical

  Metered dose aerosol valves are primarily used for the dispensing of medication for the lungs and heart. Aerosol technology allows medication to be broken up into very fine particles, which enables the drug to be delivered to the lungs or heart with greater efficiency than pills.

 Other

  Aerosol valves are not significantly used in the food industry. In the fragrance/cosmetics market, valves have been largely replaced by pumps as the preferred dispensing mechanism.

HISTORY

  The Company's business began as a one-product, one-country operation that has become a multinational supplier of a broad line of dispensing packaging systems. The Company's business was started in the late 1940's through its Seaquist Perfect Dispensing division which manufactured and sold aerosol valves in the United States. In 1964, this business was acquired by Pittway Corporation ("Pittway"). The Company's business has grown primarily through the acquisition of relatively small companies and internal expansion.

DATE          BUSINESS         COUNTRY START-UP/ACQUISITION   INITIAL PRODUCT LINE
----          --------         ------- --------------------   --------------------
1968  SeaquistPerfect          Germany    Acquisition       Aerosol valves
      Dispensing GmbH
      (formerly
      Perfect-Valois Ventil
      GmbH)
1970  Valois S.A.              France     Acquisition       Aerosol valves
1976  Seaquist Closures L.L.C. U.S.       Start-up          Dispensing closures
1976  35% of certain Pfeiffer
      Group companies          Germany    Acquisition       Pumps
1981  AR Valve product line    U.S.       Acquisition       Aerosol valves
1981  RDW Industries, Inc.     U.S.       Acquisition       Dispensing closures
1983  STEP S.A.                France     Acquisition       Pumps
1989  SAR SpA                  Italy      Acquisition       Pumps
1993  Remainder of the
      Pfeiffer Group           Germany    Acquisition       Pumps
1994  Seaquist de Mexico,
      S.A. de C.V.             Mexico     Start-up          Dispensing closures
1995  Liquid Molding Systems,
      Inc.                     U.S.       Acquisition       Silicone molded products
1995  35% of Loffler
      Kunststoffwerk
      GmbH & Co. KG            Germany    Acquisition       Closures
1995  General Plastics, S.A.   France     Acquisition       Closures
1997  50% of CosterSeaquist
      L.L.C.                   U.S.       Start-up joint    Aerosol spray caps and
                                          venture           accessories
1997  Aptar Suzhou
      Dispensing Systems,
      Co., Ltd.                China      Start-up          Aerosol valves, pumps,
                                                            closures

  As a result of its internal product line expansion and its acquisition program, the Company has become a leader in its markets. The Company believes there are future growth opportunities available to it in terms of (i) further geographic and product line extension and (ii) additional acquisitions.

  In 1993, Pittway distributed 100% of AptarGroup's then outstanding Common Stock, on a share-for-share basis, to holders of Pittway common stock and Pittway class A stock.

OPERATIONS

  The locations of the Company's principal manufacturing facilities, by country, are set forth below:

   FRANCE                 GERMANY                    NORTH AMERICA
   Caen                   Bohringen                  Cary, Illinois, USA
   Le Neubourg            Dortmund                   Midland, Michigan, USA
   Le Vaudreuil           Eigeltingen                Mukwonago, Wisconsin,
   Meaux                                             USA
   Verneuil Sur Avre                                 Norwalk, Connecticut, USA
                                                     Queretaro, Mexico
   ITALY                  CHINA                      UNITED KINGDOM
   San Giovanni Teatino   Suzhou                     Leeds, England
    (Chieti)
   Manoppello
   SWITZERLAND            IRELAND
   Messovico              Tourmakeady, County Mayo

  In addition to the above countries, the Company has sales offices or other manufacturing facilities in Argentina, Australia, Brazil, Canada, England, Japan, and Spain. The Company's corporate offices are located in Crystal Lake, Illinois.

RESEARCH AND DEVELOPMENT

  The Company is continuously involved in developing innovative products and adapting existing products for new markets and customer requirements. Expenditures for research and development activities were $20.8 million, $20.1 million and $17.5 million in 1997, 1996 and 1995, respectively. These costs were associated with a number of products in varying stages of development.

PATENTS AND TRADEMARKS

  AptarGroup will continue to sell its products under the names used by its operating units and is not currently offering any products under the AptarGroup name. The names used by its operating units have been trademarked.

  AptarGroup customarily seeks patent and trademark protection for its products and currently owns and has numerous applications pending for United States and foreign patents and trademarks. In addition, certain of AptarGroup's products are produced under patent licenses granted by third parties. The majority of AptarGroup's net sales are generated by products which have patent protection on either the product or a component of the product. Management believes that it possesses certain technical capabilities in making its products that would also make it difficult for a competitor to duplicate them.

TECHNOLOGY

  Pumps and aerosol valves require the assembly of up to 15 different plastic, metal and rubber components using high-speed equipment. When molding dispensing closures, or plastic components to be used in pump or aerosol valve products, the Company uses advanced plastic injection molding technology, including large cavitation plastic injection molds. These molds are required to maintain tolerances as small as one one-thousandth of an inch and manufacture products in a high-speed, cost-efficient manner. The acquisitions of LMS and General Plastics added significant new molding technologies. LMS's experience in liquid silicone rubber molding allows the Company to pursue opportunities to use silicone molding in other product lines. The Company plans to use the bi-injection molding technology used by General Plastics to develop innovative new products for the packaging industry.

MANUFACTURING AND SOURCING

  The principal raw materials used in AptarGroup's production are plastic resins and certain metal products. AptarGroup believes an adequate supply of such raw materials is readily available from existing and alternate sources. The Company attempts to offset inflation through cost containment and increased selling prices over time, as allowed by market conditions. AptarGroup also purchases plastic and metal components that are used in the final assembly of its products from suppliers in North America and Europe. Certain suppliers of these components have unique technical abilities that make AptarGroup dependent on them, particularly for aerosol valve and pump production in North America. Significant delays in receiving components from these suppliers would require AptarGroup to seek alternate sources, which could result in higher costs as well as impact the ability of the Company to supply products in the short term. The Company has not experienced such delays in the past.

SALES AND DISTRIBUTION

  Sales of products are primarily through AptarGroup's own sales force. To a limited extent, AptarGroup also uses the services of independent representatives and distributors who sell AptarGroup's products as independent contractors to certain smaller customers and export markets. Backlogs are not a significant factor in the industry in which the Company operates. Most orders placed with the Company are for delivery within 120 days. Some customers place blanket orders which extend beyond this delivery period; however, deliveries against these orders are subject to change.

CUSTOMERS

  The demand for AptarGroup's products is influenced by the demand for the products of AptarGroup's customers. Demand for the products of AptarGroup's customers may be affected by general economic conditions, government regulations, tariffs and other trade barriers. AptarGroup's customers include many of the largest fragrance/cosmetics, personal care, pharmaceutical, household/industrial products and food marketers in the U.S. and Europe. The Company has over 1,000 customers with no single customer accounting for greater than 6% of 1997 net sales. Over the past few years, a consolidation of the Company's customer base has occurred. This trend is expected to continue. A concentration of customers may result in pricing pressures or a loss of volume. This situation also presents opportunities for increased sales due to the breadth of the Company's product line and its international presence.

INTERNATIONAL BUSINESS

  A significant portion of AptarGroup's operations is located in Europe. Sales in Europe for the three months ended March 31, 1998 and for the year ended December 31, 1997 were approximately 56% and 55%, respectively, of net sales. The majority of units sold in Europe are manufactured at facilities in France, Germany, Ireland, Italy, Spain and Switzerland. Other geographic areas serviced by AptarGroup include Argentina, Australia, Brazil, Canada, England, Japan, and Mexico, though the combined sales from these areas is not significant to AptarGroup's consolidated sales. During 1996, the Company established a manufacturing facility in China that began producing valves in early 1997. In late 1997, production of pumps and dispensing closures was added at this facility.

FOREIGN CURRENCY

  A significant portion of AptarGroup's operations is located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial conditions and results of operations of AptarGroup's foreign entities. In general, since the majority of the Company's foreign operations are based in Europe, a weakening U.S. dollar relative to the major European currencies has a positive translation effect on the Company's financial condition and results of operations. Conversely, a strengthening U.S. dollar would have the opposite effect. The Company manages its exposures to foreign exchange principally with forward exchange contracts to hedge certain firm purchase and sales commitments and intercompany cash transactions denominated in foreign currencies.

  In some cases, the Company sells products denominated in a currency different than the currency in which the respective costs are incurred. Changes in exchange rates on such inter-country sales could materially impact the Company's results of operations.

WORKING CAPITAL PRACTICES

  Collection and payment periods tend to be longer for the Company's operations located outside the United States due to local business practices. Historically, the Company has not needed to keep significant amounts of finished goods inventory to meet customer requirements.

EMPLOYEE AND LABOR RELATIONS

  AptarGroup has approximately 4,100 full-time employees. Of the full-time employees, approximately 1,100 are located in North America, and substantially all of the remaining 3,000 are located in Europe. No North American employee is covered by a collective bargaining agreement, while the majority of the Company's international employees are covered by collective bargaining arrangements made at either the local or national government level in their respective countries. Termination of employees at certain AptarGroup European operations could be costly due to local regulations regarding severance benefits. Management of AptarGroup considers its employee relations to be good.

COMPETITION

  All of the markets in which AptarGroup operates are highly competitive, and the Company continues to experience price competition in all product lines and markets. Competitors include privately and publicly-held entities, the majority being privately-held. AptarGroup's competitors range from regional to international companies. AptarGroup expects the market for its products to continue to be competitive.

  AptarGroup believes its competitive advantages are consistent high levels of quality, service and innovation, geographic diversity and breadth of products. The Company's manufacturing strength lies in the ability to mold complex plastic components in a cost-effective manner and to assemble products at high speeds.

ENVIRONMENT

  AptarGroup's manufacturing operations primarily involve plastic injection molding and automated assembly processes. Historically, the environmental impact of these processes has been minimal, and management believes it meets current environmental standards in all material respects.

GOVERNMENT REGULATION

  To date, the manufacturing and assembly operations of AptarGroup have not been significantly affected by environmental laws and regulations relating to the environment.

  Certain AptarGroup products are affected by government regulation. Growth of packaging using aerosol valves has been restrained by concerns relating to the release of certain chemicals into the atmosphere. Both aerosol and pump packaging are affected by government regulations regarding the release of VOC's (volatile organic compounds) into the atmosphere. Certain states within the United States have regulations requiring the reduction in the amount of VOC's that can be released into the atmosphere and the potential exists for this type of regulation to expand to a worldwide basis. These regulations require the Company's customers to reformulate certain aerosol and pump products which may affect the demand for such products. The Company owns patents and has developed systems to function with alternate propellant and product formulations.

  Aerosol packaging of paints has also been adversely impacted by local regulations adopted in many large cities in the United States designed to address the problem of spray painted graffiti. Aerosol packaging may be adversely impacted by insurance cost considerations relating to the storage of aerosol products.

  Government regulation in the dispensing closure product line primarily relates to waste reduction. The Company's dispensing closures are plastic and mainly consist of polypropylene, a recyclable plastic. The Company also uses recycled plastic in its manufacturing process.

  Future government regulations could include medical cost containment elements. For example, reviews by various governments to determine the number of drugs or prices thereof that will be paid by their insurance systems could affect future sales to the pharmaceutical industry. Such regulation could adversely affect prices of and demand for the Company's pharmaceutical products. The Company believes that the recent focus on the cost effectiveness of the use of medications as compared to surgery and hospitalization provides an opportunity for the Company to expand sales to the pharmaceutical market. Regulatory requirements impact the Company's customers and could affect the Company's investment in and manufacturing of products for the pharmaceutical market.

                                  MANAGEMENT

  The Company's directors and executive officers and their positions with the Company are as follows:

NAME                     AGE                      POSITIONS AND OFFICES
----                     ---                      ---------------------
King Harris.............  55 Chairman of the Board and Director
Carl A. Siebel..........  63 President, Chief Executive Officer and Director
Peter Pfeiffer..........  49 Vice Chairman of the Board and Director
Eugene L. Barnett.......  70 Director
Robert Barrows..........  49 Director
Ralph Gruska............  67 Director
Leo A. Guthart..........  60 Director
Ervin J. LeCoque........  68 Director
Alfred Pilz.............  67 Director
Jacques Blanie..........  51 Executive Vice President of SeaquistPerfect Dispensing L.L.C.
Francois Boutan.........  55 Financial Director and Controller of European Operations
Pierre Cheru............  64 Directeur General of Valois S.A.
Stephen J. Hagge........  46 Executive Vice President and Chief Financial Officer,
                              Secretary and Treasurer
Lawrence Lowrimore......  53 Vice President-Human Resources
Francesco Mascitelli....  47 Direttore Generale of SAR S.p.A.
James R. Reed...........  62 President of SeaquistPerfect Dispensing L.L.C.
Eric S. Ruskoski........  50 President of Seaquist Closures L.L.C.
Hans-Josef Schutz.......  53 Geschaftsfuhrer (i.e., Managing Director) of the Pfeiffer Group
Alain Vichot............  64 Vice President--Marketing

  King Harris and Robert Barrows are cousins, and Alfred Pilz and Peter Pfeiffer are brothers-in-law.

  King Harris has been the non-executive Chairman of the Board of AptarGroup since January 1, 1996. Mr. Harris has served as President and Chief Executive Officer of Pittway since 1989 and was President of Pittway Corporation, a Pennsylvania corporation ("Pennsylvania Pittway"), that was merged into Pittway in 1989, from 1984 to 1989. Mr. Harris is a director of Pittway and Cylink Corporation ("Cylink"), a data encryption company.

  Carl A. Siebel has been President and Chief Executive Officer of AptarGroup since January 1, 1996. From 1993 through 1995, he was President and Chief Operating Officer of AptarGroup. Mr. Siebel served as Director of Pittway's European operations of the Seaquist Group (now a part of AptarGroup) from 1975 until 1993 and was a Vice President of Pittway from 1989 until 1993. From 1984 to 1989, Mr. Siebel was a Vice President of Pennsylvania Pittway.

  Peter Pfeiffer has been Vice Chairman of the Board of AptarGroup since 1993. Since 1978 Mr. Pfeiffer has served as President of several companies which became subsidiaries of the Company as part of the acquisition in 1993 of Erich Pfeiffer GmbH, a holding company which owned, subject to the existing minority interests of the Company, a group of German based companies (the "Pfeiffer Group").

  Eugene L. Barnett is an independent consultant. From 1976 to 1991, Mr. Barnett was Chairman and Chief Executive Officer of The Brand Companies, Inc., a specialty contractor firm, and from 1979 to 1992, served as a Vice President of Pittway. Mr. Barnett is a director of Pittway and National Service Cleaning Corp., an asbestos removal contractor.

  Robert Barrows has been a partner in the law firm of Leonard, Street and Deinard, P.A., Minneapolis, Minnesota for more than the past five years.

  Ralph Gruska is retired. From 1989 to 1991, Mr. Gruska served as Chairman and Chief Executive Officer of the Cosmetics Packaging and Dispensers Division of Cope Allman Packaging plc, a United Kingdom packaging company.

  Leo A. Guthart is Chairman and Chief Executive Officer of the Pittway Security Group, a division of Pittway specializing in burglar alarm systems. Mr. Guthart has served as Vice Chairman of the Board of Pittway since 1989 and from 1984 to 1989 served as Vice Chairman of the Board of Pennsylvania Pittway. Mr. Guthart is a director of Pittway and the Acorn Investment Trust (an investment trustee) and Chairman of the Board and a director of Cylink.

  Ervin J. LeCoque retired as Chairman of the Board and Chief Executive Officer of AptarGroup on December 31, 1995. Mr. LeCoque served as Chairman of the Board and Chief Executive Officer of AptarGroup from 1993 until his retirement. Prior to 1993, he was President of Pittway's Seaquist Group for over 25 years, was a Vice President of Pittway from 1989 to 1993 and was a Vice President of Pennsylvania Pittway from 1970 to 1989.

  Alfred Pilz is retired. For more than five years prior to his retirement, Mr. Pilz was the Chief Executive Officer of Pilz Opto Electronic GmbH, a privately held German electronics parts company.

  Jacques Blanie has been Executive Vice President of SeaquistPerfect Dispensing L.L.C. since 1996 and Geschaftsfuhrer of SeaquistPerfect Dispensing GmbH since 1986. In 1996, Perfect-Valois Ventil GmbH changed its name to SeaquistPerfect Dispensing GmbH.

  Francois Boutan has served in the capacity of Financial Director and Controller of the European operations of AptarGroup since 1988.

  Pierre Cheru has been Directeur General of Valois S.A. since 1978.

  Stephen J. Hagge has been Executive Vice President and Chief Financial Officer, Secretary and Treasurer of AptarGroup since 1993. From 1985 to 1993 Mr. Hagge was the Vice President of Finance of the Seaquist Group.

  Lawrence Lowrimore has been Vice President--Human Resources of AptarGroup since 1993. From 1990 to 1993 Mr. Lowrimore was the Vice President of Human Resources of the Seaquist Group.

  Francesco Mascitelli has been Direttore Generale of SAR S.p.A., an Italian subsidiary, since 1991.

  James R. Reed has served as President of SeaquistPerfect Dispensing L.L.C. (formerly known as Seaquist Valve and as Seaquist Dispensing) division since 1987.

  Eric S. Ruskoski has been President of Seaquist Closures L.L.C. since 1987.

  Hans-Josef Schutz has been Geschaftsfuhrer of the Pfeiffer Group since 1993. From 1983 through 1993, Mr. Schutz was the Vice President of the Pfeiffer Group.

  Alain Vichot has been Vice President--Marketing of AptarGroup since April 1, 1998. From 1994 to 1998, Mr. Vichot was Directeur General Adjoint of Valois S.A. From 1987 to 1994, Mr. Vichot was Directeur General of STEP S.A.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information concerning the beneficial ownership of Common Stock as of May 27, 1998 and as adjusted to reflect the sale of shares of Common Stock pursuant to the Offering (assuming the Underwriters' over-allotment option is not exercised) by (a) the persons known by the Company to be the beneficial owners of more than 5% of the outstanding shares of Common Stock, (b) each director of the Company, (c) the five most highly compensated executive officers of the Company, (d) all directors and executive officers of the Company as a group and (e) each Selling Stockholder. None of the executive officers of the Company is a Selling Stockholder in the Offering. All information with respect to beneficial ownership has been furnished by the respective stockholders. Except as set forth below, none of the Selling Stockholders has, and within the past three years has not had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Except where otherwise indicated, the mailing address of each of the stockholders named in the table who beneficially own more than 5% of the outstanding shares of Common Stock is: c/o AptarGroup, Inc., 475 West Terra Cotta Avenue, Suite E, Crystal Lake, Illinois 60014.

                          BENEFICIAL OWNERSHIP                BENEFICIAL OWNERSHIP
                              PRIOR TO THE                         AFTER THE
                              OFFERING(1)                         OFFERING(1)
                          --------------------    NUMBER      ----------------------
                          NUMBER OF              OF SHARES    NUMBER OF
    NAME AND ADDRESS       SHARES   PERCENT(2) BEING OFFERED   SHARES     PERCENT(2)
    ----------------      --------- ---------- -------------  ---------   ----------
William Harris              996,133     5.5%           (5)     201,621       1.1%
 Investors, Inc.(3)(4)..
 2 North LaSalle Street,
 Suite 505
 Chicago, Illinois 60602
State Farm Mutual
 Automobile
 Insurance Co., et
  al.(6)................    996,566     5.5             0      996,566       5.5
 One State Farm Plaza
 Bloomington, Illinois
 61710
Neuberger & Berman
 LLC(7).................    963,200     5.3             0      963,200       5.3
 605 Third Avenue
 New York, New York
  10158
Current Harris Group(4).  2,423,370    13.4            (8)     761,401(8)    4.2
 2 North LaSalle Street,
 Suite 505
 Chicago, Illinois 60602
Irving B.                   996,133     5.5            (5)     201,621
 Harris(4)(9)(10).......                                                     1.1
 2 North LaSalle Street,
 Suite 505
 Chicago, Illinois 60602
Eugene L.                     7,052       *             0        7,052         *
 Barnett(11)(12)........
Robert Barrows(4)(10)...     36,590       *        20,000       16,590         *
Ralph Gruska(13)........      6,000       *             0        6,000         *
Leo A. Guthart(14)......     51,537       *             0       51,537         *
Stephen J. Hagge(15)....     37,891       *             0       37,891         *
King                        863,931     4.8       461,921(17)  402,010       2.2
 Harris(4)(10)(12)(16)..
Ervin J. LeCoque(18)....    122,021       *             0      122,021         *
Peter Pfeiffer(19)......    405,136     2.2             0      405,136       2.2
Alfred Pilz(20).........    236,000     1.3             0      236,000       1.3
Eric S. Ruskoski(21)....     34,365       *             0       34,365         *
Hans-Josef Schutz(22)...     30,979       *             0       30,979         *

                            BENEFICIAL OWNERSHIP                BENEFICIAL OWNERSHIP
                                PRIOR TO THE                         AFTER THE
                                OFFERING(1)                         OFFERING(1)
                            --------------------    NUMBER      --------------------
                            NUMBER OF              OF SHARES    NUMBER OF
     NAME AND ADDRESS        SHARES   PERCENT(2) BEING OFFERED   SHARES   PERCENT(2)
     ----------------       --------- ---------- -------------  --------- ----------
Carl Siebel(23)...........    111,552       *             0       111,552      *
All Directors and
 Executive Officers as a
 Group (19 persons)(24)...  2,112,337    11.4       481,921     1,630,416    8.8
Donna E. Barrows(10)......     36,337       *        36,337             0      0
June Harris Barrows(10)...    198,556     1.1       145,000        53,556      *
Sidney Barrows(4)(10)(25).     67,575       *        60,921(26)     6,654      *
The Roxanne H. Frank
 Trust(10)................    119,241       *       111,686         7,555      *
 f/b/o Roxanne H. Frank
Scott C. Friend                26,490       *        26,490             0      0
 Trust(10)(27)............
 f/b/o Scott C. Friend
William J. Friend
 Trust(10)................     26,756       *        26,756             0      0
 f/b/o William J. Friend
Bette D. Harris Trust(10).    197,095     1.1       120,000        77,095      *
 f/b/o Bette D. Harris
Bette D. Harris Trust(10).     13,751       *        13,751             0      0
 f/b/o John B. Harris
 dated 1/13/59
Bette D. Harris Trust(10).      3,911       *         3,911             0      0
 f/b/o Charles H. Paul
 dated 1/13/59
Bette D. Harris Trust(10).      3,912       *         3,912             0      0
 f/b/o Kelly L. Paul dated
 1/13/59
Bette D. Harris Trust(10).      3,912       *         3,912             0      0
 f/b/o Alan H. Paul dated
 1/13/59
Bette D. Harris Trust(10).      3,912       *         3,912             0      0
 f/b/o Laurie B. Paul
 dated 1/13/59
Harris Family Founda-
 tion(10).................     27,500       *        27,500             0      0
Irving Harris Founda-
 tion(10)...................   32,380       *        32,380             0      0
Irving B. Harris
 Trust(10)................      2,630       *         2,630             0      0
 f/b/o George Polsky dated
 2/27/74
Irving B. Harris
 Trust(10)................      2,630       *         2,630             0      0
 f/b/o Jean Polsky dated
 2/27/74
Katherine Harris
 Trust(10)................    173,143       *       123,143        50,000      *
 f/b/o Katherine Harris
Katherine Harris custodi-
 an(10)
 for John Harris..........     10,233       *        10,233             0      0
King Harris Children's
 Trust(10)................     43,921       *        43,921             0      0
King Harris custodi-
 an(10)(27)
 for Charles H. Paul......      3,768       *         3,768             0      0
King Harris custodi-
 an(10)(27)
 for Kelly L. Paul........      3,637       *         3,637             0      0
Neison Harris
 Trust(4)(10).............    184,675     1.0       110,000        74,675      *
 f/b/o Neison Harris

                          BENEFICIAL OWNERSHIP               BENEFICIAL OWNERSHIP
                              PRIOR TO THE                        AFTER THE
                              OFFERING(1)                        OFFERING(1)
                          --------------------    NUMBER     --------------------
                          NUMBER OF              OF SHARES   NUMBER OF
    NAME AND ADDRESS       SHARES   PERCENT(2) BEING OFFERED  SHARES   PERCENT(2)
    ----------------      --------- ---------- ------------- --------- ----------
Neison Harris Trust(10).    97,463       *         40,000     57,463        0
 f/b/o John B. Harris
 dated 1/12/54
Neison Harris Trust(10).    25,931       *          8,000     17,931        *
 f/b/o Alan H. Paul
 dated 1/12/54
Neison Harris Trust(10).    25,931       *          4,000     21,931        *
 f/b/o Charles H. Paul
 dated 1/12/54
Neison Harris Trust(10).    25,931       *          4,000     21,931        *
 f/b/o Kelly L. Paul
 dated 1/12/54
Neison Harris Trust(10).    25,929       *          8,000     17,929        *
 f/b/o Laurie B. Paul
 dated 1/12/54
Rosetta W. Harris CL
 Trust A(10)............    10,900       *         10,900          0        0
Rosetta W. Harris CL
 Trust B(10)............    10,900       *         10,900          0        0
Rosetta W. Harris CL
 Trust C(10)............    10,900       *         10,900          0        0
William Harris & Co.        32,635       *         32,635          0        0
 Inc.(10)...............
William Harris Settler
 Trust(10)..............    18,144       *          4,000     14,144        *
 f/b/o William H.
 Barrows
William W. Harris          139,800       *        133,800      6,000        *
 Trust(4)(10)(12)(28)...
 f/b/o William W. Harris
Daniel H. Meyer
 Investment Trust(10)...    19,907       *         19,907          0        0
 f/b/o Daniel Meyer
Thomas Meyer Trust(10)..     7,892       *          7,892          0        0
 f/b/o Thomas Meyer
Toni H. Paul(10)........   121,382       *        121,382          0        0
Toni H. Paul Children's
 Trust(10)..............     8,177       *          8,177          0        0
 f/b/o Alan H. Paul
Toni H. Paul Children's
 Trust(10)..............     8,178       *          8,178          0        0
 f/b/o Charles H. Paul
Toni H. Paul Children's
 Trust(10)..............     8,178       *          8,178          0        0
 f/b/o Kelly L. Paul
Toni H. Paul Children's
 Trust(10)..............     8,177       *          8,177          0        0
 f/b/o Laurie B. Paul
Trust u/w of Mildred
 Harris(10).............     3,195       *          3,195          0        0
 f/b/o William H.
 Barrows
Charles Polsky
 Investment Trust(10)...     5,267       *          5,267          0        0
 f/b/o Charles Polsky
Jack Polsky Investment
 Trust(10)..............     3,419       *          3,419          0        0
 f/b/o Jack Polsky
James Polsky Investment
 Trust(10)..............     3,156       *          3,156          0        0
 f/b/o James Polsky
George Polsky Investment
 Trust(10)..............     1,083       *          1,083          0        0
 f/b/o George Polsky
Jean Polsky Investment
 Trust(10)..............       812       *            812          0        0
 f/b/o Jean Polsky

                          BENEFICIAL OWNERSHIP               BENEFICIAL OWNERSHIP
                              PRIOR TO THE                        AFTER THE
                              OFFERING(1)                        OFFERING(1)
                          --------------------    NUMBER     --------------------
                          NUMBER OF              OF SHARES   NUMBER OF
    NAME AND ADDRESS       SHARES   PERCENT(2) BEING OFFERED  SHARES   PERCENT(2)
    ----------------      --------- ---------- ------------- --------- ----------
Virginia H. Polsky
 Trust(10)..............    9,040        *         9,040           0        0
 f/b/o Charles Polsky
 dated 11/19/76
Virginia H. Polsky
 Trust(10)..............    9,040        *         9,040           0        0
 f/b/o George Polsky
 dated 11/19/76
Virginia H. Polsky
 Trust(10)..............      263        *           263           0        0
 f/b/o George Polsky
 dated 12/29/75
Virginia H. Polsky
 Trust(10)..............    9,040        *         9,040           0        0
 f/b/o Jack Polsky dated
 11/19/76
Virginia H. Polsky
 Trust(10)..............    9,040        *         9,040           0        0
 f/b/o James Polsky
 dated 11/19/76
Virginia H. Polsky
 Trust(10)..............    9,040        *         9,040           0        0
 f/b/o Jean Polsky dated
 11/19/76
Virginia H. Polsky
 Trust(10)..............      263        *           263           0        0
 f/b/o Jean Polsky dated
 12/29/75
The Virginia H. Polsky
 Trust(10)..............   80,000        *        80,000           0        0
 f/b/o Virginia Polsky
Patricia Barrows
 Rosbrow(10)............   15,665        *        14,165       1,500        *
Pam F. Szokol Trust(10).   24,519        *        24,519           0        0
 f/b/o Pam F. Szokol
Mary Ann Barrows
 Wark(10)...............   52,122        *        39,092      13,030        *

--------
*Less than one percent.
(1) Except as otherwise indicated below, beneficial ownership means the sole power to vote and dispose of shares.
(2) Based on 18,010,669 shares of Common Stock outstanding as of May 27, 1998.
(3) The information as to William Harris Investors, Inc. ("WHI") is derived in part from a statement on Schedule 13G with respect to the Common Stock, filed with the Commission pursuant to Section 13(d) of the Exchange Act. Such statement discloses that (i) WHI, an investment adviser registered under the Investment Advisers Act of 1940, holds all such shares on behalf and in discretionary accounts, of Irving B. Harris, and other members of the Current Harris Group (as defined in Note 4), (ii) WHI shares voting power and has sole dispositive power with respect to all such shares and
    (iii) Irving B. Harris is the Chairman of WHI.
(4) The information as to the Current Harris Group (as defined below), Irving
    B. Harris, King Harris and Robert Barrows is derived in part from a statement with respect to the Common Stock filed with the Commission pursuant to Section 13(d) of the Exchange Act. Such statement was filed on behalf of such named persons as well as those other persons and entities who are currently members of the "Harris Group" beneficially owning, directly or indirectly, shares of the Common Stock (the "Current Harris Group"). Such statement discloses that, because of the relationships among members of the Current Harris Group, such persons may be deemed to be a group within the meaning of Section 13(d) of the Exchange Act and the rules and regulations thereunder. The "Harris Group" means Messrs. Irving
    B. Harris, Neison Harris, King Harris, William W. Harris and Sidney Barrows, and their respective spouses, children, grandchildren, spouses of such children or grandchildren, trusts or custodial accounts for the benefit of such children or grandchildren and persons who have granted voting and/or dispositive power to, or are affiliates of one of the five named individuals. Irving B. Harris and Neison Harris are brothers and Sidney Barrows is their brother-in-law. William W. Harris is the son of Irving B. Harris. King Harris is the son of Neison

    Harris and Robert Barrows is the son of Sidney Barrows. The aggregate number of outstanding shares which may be deemed to be beneficially owned by the Current Harris Group includes all the shares also shown in this table for Irving B. Harris, Robert Barrows, King Harris and all other members of the Current Harris Group and includes the shares shown in this table for William Harris Investors, Inc. The total excludes duplication of shares within such group.
(5) Of the 1,661,969 shares of Common Stock offered hereby by the members of the Current Harris Group, 794,512 of these shares are included in the shares reflected for WHI and Irving B. Harris.
(6) The information as to State Farm Mutual Automobile Insurance Company and related entities ("State Farm") is derived from a statement on Schedule 13G with respect to the Common Stock, filed with the Commission pursuant to Section 13(d) of the Exchange Act. Such statement discloses that State Farm has the sole power to vote and dispose of all shares.
(7) The information as to Neuberger & Berman LLC and related entities ("Neuberger & Berman") is derived from a statement on Schedule 13G with respect to the Common Stock, filed with the Commission pursuant to Section 13(d) of the Exchange Act. Such statement discloses that Neuberger & Berman has the sole power to vote 491,850 shares, shares power to vote 466,200 shares and shares power to dispose of 963,200 shares.
(8) Fifty-nine members of the Current Harris Group, as set forth separately herein, are Selling Stockholders. See Note 10. The number of shares beneficially owned prior to the Offering and the number of shares being offered includes 211,739 shares which are presently intended to be donated to charities which may participate in the Offering.
(9) Irving B. Harris shares the power to vote 914,933 of such shares.
(10) A member of the Current Harris Group.
(11) Mr. Barnett shares the power to vote and dispose of 1,052 shares.
(12) Includes 6,000 shares subject to options that are presently exercisable.
(13) Includes 5,000 shares subject to options that are presently exercisable.
(14) Mr. Guthart shares the power to vote and dispose of 18,939 shares. Includes 3,000 shares subject to options that are presently exercisable.
(15) Mr. Hagge shares the power to vote and dispose of 1,997 shares. Includes 31,375 shares subject to options that are presently exercisable.
(16) Mr. King Harris shares the power to vote and dispose of 813,415 shares.
(17) Includes 100,000 shares which are to be sold on behalf of Mr. King Harris and 361,921 shares to be sold on behalf of certain other members of the Current Harris Group.
(18) Includes 4,100 shares owned by Mr. LeCoque's wife and 85,271 shares subject to options that are presently exercisable.
(19) Includes 64,577 shares subject to options that are presently exercisable.
(20) Mr. Pilz shares the power to vote 224,000 shares. Includes 10,000 shares owned by his children and 2,000 shares subject to options that are presently exercisable.
(21) Includes 24,374 shares subject to options that are presently exercisable.
(22) Includes 1,280 shares owned by Mr. Schutz's wife and 27,402 shares subject to options that are presently exercisable.
(23) Mr. Siebel shares the power to vote and dispose of 25,857 shares. Includes 85,695 shares subject to options that are presently exercisable.
(24) Includes 497,820 shares subject to options granted that are presently exercisable and 1,095,260 shares as to which voting power is shared other than with directors and executive officers of the Company.
(25) Mr. Sidney Barrows shares the power to vote and dispose of 43,921 shares.
(26) Includes 17,000 shares to be sold on behalf of Mr. Sidney Barrows and 43,921 shares to be sold on behalf of another member of the Current Harris Group.
(27) Mr. King Harris has sole voting and dispositive power with respect to these shares.
(28) Mr. William Harris served as a director of the Company from April 1993 to May 1998.

  The following statements under "Description of Capital Stock" and "Anti-Takeover Effects of Certificate of Incorporation and Bylaws" are subject to the detailed provisions of AptarGroup's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), including the Certificate of Designation for the Series A Junior Participating Preferred Stock and AptarGroup's Amended and Restated By-Laws (the "Bylaws"). These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Certificate of Incorporation, such Certificate of Designations and the Bylaws.

                         DESCRIPTION OF CAPITAL STOCK

  AptarGroup's Certificate of Incorporation provides that its authorized capital stock consists of 45,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"). At May 27, 1998, 18,010,669 shares of Common Stock were outstanding and 1,208,823 shares of Common Stock were issuable upon the exercise of outstanding stock options. AptarGroup has not issued any Preferred Stock. However, 45,000 shares of Series A Junior Participating Preferred Stock have been authorized and reserved for issuance in connection with the Rights described below.

COMMON STOCK

  AptarGroup is authorized to issue up to 45,000,000 shares of Common Stock without stockholder approval (except as may be required by applicable stock exchange regulations). However, issuances of additional shares of Common Stock will require the affirmative vote of 70% of the whole Board of Directors except for issuances pursuant to any plan which has received stockholder approval, pursuant to the Rights Agreement dated as April 6, 1993, between AptarGroup and Chemical Bank, as rights agent (the "Rights Agreement"), or in connection with an acquisition of at least a majority interest of another corporation, partnership or other entity.

  The holders of Common Stock do not have preemptive rights to subscribe for or purchase any stock, obligations, warrants or other securities of AptarGroup. Holders of Common Stock are entitled (1) to such dividends as are declared by the Board of Directors; (2) to one vote for each share on all matters upon which stockholders have the right to vote generally; and (3) to the remaining net assets of AptarGroup upon any liquidation, dissolution or winding up of AptarGroup, after provision has been made for the payment of the amount or amounts fixed by the resolutions of the Board of Directors covering the issuance of any Preferred Stock. For dividend information, see "Price Range of Common Stock and Dividend Policy."

  The outstanding Common Stock of the Company is legally issued, fully paid and nonassessable, except that, under the Wisconsin Business Corporation Law as interpreted by the Supreme Court of Wisconsin, the stockholders of the Company, as stockholders of a corporation which is qualified to do business in Wisconsin, shall in certain circumstances be personally liable to employees of the Company, in an amount up to the consideration paid for their shares, for all debts owing to such employees for services performed for the Company, but not exceeding six months' service in any one case.

  Rights. Each share of Common Stock has associated with it one preferred share purchase right (a "Right") entitling the registered holder under certain circumstances to purchase from AptarGroup one one-thousandth of a share of AptarGroup's Junior Participating Preferred Stock, Series A, par value $.01 per share (the "Series A Preferred Stock"), at a price of $70.00 per one one-thousandth share of Series A Preferred Stock (the "Purchase Price"), subject to adjustment. The terms of the Rights are set forth in the Rights Agreement.

  The Rights are not exercisable and are transferable only with the related Common Stock certificates. The Rights become exercisable and separately transferable upon the earlier of (i) the expiration of the Company's redemption rights following the date of public disclosure that a person or group other than certain exempt persons (an "Acquiring Person"), together with persons affiliated or associated with it (other than those that are exempt persons), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (the "Stock Acquisition Date") and (ii) the tenth day after the date of commencement or disclosure of an intention to commence a tender offer or exchange offer by a person other than an exempt person, the Company and certain related entities if, upon consummation of the offer, such person or group, together with persons affiliated or associated with it (other than those that are exempt persons), could acquire beneficial ownership of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). Members of the Harris family and the Pfeiffer family (in each case defined to include the spouses, descendants, spouses of descendants, trustees of trusts established for the benefit of family members, executors of estates of such members and certain entities controlled by family members and such trustees and executors) are considered "exempt persons" so long as the aggregate Common Stock ownership of the Harris family or the Pfeiffer family, as the case may be, never is less than 3% of the outstanding Common Stock. After giving effect to the sale by the Selling Stockholders of the shares of Common Stock offered hereby, members of the Harris family will continue to be "exempt persons" under the Rights Agreement.

  The Rights will expire at the close of business on April 6, 2003 (the "Expiration Date"), unless earlier redeemed or exchanged by the Company. At any time prior to the earlier of (i) 12:00 midnight ending the tenth day following the public announcement that an Acquiring Person has become such, and (ii) the Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The Purchase Price and the number of shares of Series A Preferred Stock or other securities, cash or other property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

  If a person becomes an Acquiring Person, the Rights will "flip-in" and entitle each holder of a Right (other than an Acquiring Person or an affiliate or associate of an Acquiring Person) to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times such Purchase Price. In addition, following a "flip-in" the Board has the option of exchanging all or part of the Rights (other than Rights held by an Acquiring Person or an affiliate or associate of an Acquiring Person) for Common Stock (and/or other equity securities deemed to have the same value as the Common Stock).

  In the event that, following a "flip-in" the Company is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed or 50% or more of its consolidated assets or earning power is sold, leased, exchanged, mortgaged, pledged or otherwise transferred or disposed of (in one transaction or a series of related transactions) the Rights will "flip-over" and entitle each holder of a Right (other than an Acquiring Person or an affiliate or associate of an Acquiring Person) to purchase, upon the exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

  The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group other than an exempt person that attempts to acquire the Company on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board prior to the time a person or group other than an exempt person has acquired beneficial ownership of 15% or more of the Common Stock.

PREFERRED STOCK

  AptarGroup is authorized to issue up to 1,000,000 shares of Preferred Stock without stockholder approval (except as may be required by applicable stock exchange regulations). However, the issuance of shares of Preferred Stock will require a 70% affirmative vote of the whole Board of Directors. The Board is authorized to determine, upon the affirmative vote of 70% of the whole Board of Directors and without any further action by the holders of the Common Stock, the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms of any series of Preferred Stock, as well as the number of shares constituting any such series and the designation thereof. Should the Board elect to exercise its authority, the rights, preferences and privileges of holders of Common Stock could be made subject to the rights, preferences and privileges of any such series of Preferred Stock.

       ANTI-TAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION AND BYLAWS

  The Certificate of Incorporation and the Bylaws contain certain provisions that may make the acquisition of control of AptarGroup by means of a tender offer, open market purchase, proxy fight or otherwise more difficult. These provisions are designed to encourage persons seeking to acquire control of AptarGroup to negotiate the terms with AptarGroup's Board. AptarGroup believes that, as a general rule, the interest of AptarGroup's stockholders would be served best if any change in control results from negotiations with the Board based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

  However, the provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of AptarGroup. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of Common Stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.

  Business Combinations. AptarGroup has elected not to be governed by Section 203 of the General Corporation Law of the State of Delaware. Article Eleven of the Certificate of Incorporation, however, is similar in many respects to
Section 203.

  Article Eleven of the Certificate of Incorporation prohibits certain business combinations with persons who become interested stockholders. A business combination is defined to include (i) any merger or consolidation of the Company or any majority-owned subsidiary of the Company and an interested stockholder or, in certain circumstances, any other person, if the merger or consolidation is caused by an interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Company or any majority-owned subsidiary to an interested stockholder, except proportionately as a stockholder, of assets having an aggregate market value equal to 10% or more of the aggregate market value of all of the Company's assets on a consolidated basis or the aggregate market value of all of the Company's outstanding stock, (iii) certain transactions resulting in the issuance or transfer of stock of the Company or any majority-owned subsidiaries to an interested stockholder, (iv) certain transactions which have the effect of increasing the proportionate share of the stock of any class or series, or of securities exercisable for, exchangeable for or convertible into the stock of any class or series, that is owned by an interested stockholder and (v) certain loans, advances, guarantees, pledges and other financial benefits to an interested stockholder other than proportionately as a stockholder.

  In general, a person becomes an interested stockholder when such person has acquired (directly or through affiliates, associates or persons with whom acting in concert, in each case other than exempt persons) beneficial ownership of 15% or more of AptarGroup's outstanding voting stock. Members of the Harris family and the Pfeiffer family (in each case defined to include the spouses, descendants and spouses of descendants, trustees of trusts established for the benefit of family members, executors of estates of family members and certain entities controlled by family members and such trustees and executors) are considered "exempt persons" and will not be interested stockholders so long as the aggregate Common Stock ownership of the Harris family or the Pfeiffer family, as the case may be, is never less than 3% of the outstanding Common Stock.

  Article Eleven provides, subject to certain exceptions, that AptarGroup may not engage in any business combination with any interested stockholder for a period of 3 years following the date that such stockholder became an interested stockholder, unless (A) prior to such date a majority of the whole Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (B) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of AptarGroup outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers of AptarGroup and (ii) by employee stock plans of AptarGroup or its subsidiaries in which employee participants do not have the right to determine confidentially whether shares of stock of AptarGroup held subject to the plan will be tendered in a tender or exchange offer, or (C) on or subsequent to such date the business combination is approved by a majority of the whole Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Company which is not owned by the interested stockholder.

  Article Twelve of the Certificate of Incorporation provides that if a proposal is made that AptarGroup enter into a merger or consolidation with any other corporation (other than a direct or indirect wholly-owned subsidiary of AptarGroup), or sell or otherwise dispose of all or substantially all of its assets or business in one transaction or a series of transactions, or liquidate or dissolve, the affirmative vote of the holders of not less than 80% of the outstanding voting stock of AptarGroup shall be required for the approval of such proposal. The foregoing does not apply to any such merger, consolidation, sale, disposition, liquidation or dissolution which is approved by resolution of two-thirds of the whole Board, if the majority of the members of the Board adopting such resolution were members of the Board prior to the public announcement of the proposed merger, consolidation, sale, disposition, dissolution or liquidation and prior to the public announcement of any transaction relating to such merger, consolidation, sale, disposition, dissolution or liquidation. If such approval is granted, then such transaction shall only require such additional approval, if any, as is otherwise required under the other articles of the Certificate of Incorporation and under law.

  Classified Board of Directors. The Certificate of Incorporation provides for the Board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms and that, subject to the rights of the holders of any series of Preferred Stock, directors may be removed only for cause. In addition, the Certificate of Incorporation and the Bylaws provide that the number of directors shall be set by resolution of the Board adopted by the affirmative vote of 70% of the whole Board of Directors.

  Stockholder Action; Special Meetings. The Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Certificate of Incorporation and the Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the whole Board of Directors.

  Stockholder Proposals and Nominations. The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of stockholders of AptarGroup, including proposed nominations of persons for election to the Board. Stockholders at an annual or special meeting may only consider proposals or nominations brought before the meeting by the Company, by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice (generally on or after the 90th day prior to the meeting and on or before the 60th day prior to the meeting), in proper form, of the stockholder's intention to bring that business before the meeting.

  Amendment of Bylaws. The Bylaws may be amended, altered or repealed by the affirmative vote of the holders of 80% of the outstanding shares of the Company's voting stock or by the affirmative vote of 70% of the whole Board of Directors.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to and upon completion of the Offering, AptarGroup will have issued and outstanding 18,010,669 shares of Common Stock (18,259,964 shares if the Underwriters' over-allotment option is exercised in full). All of these shares (18,259,964 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or registration under the Securities Act except to the extent held by affiliates of AptarGroup. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

  Shares of Common Stock held by affiliates of the Company may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including, with respect to shares of Common Stock, pursuant to Rule 144. In general, under Rule 144 as currently in effect, an affiliate of the Company (or persons whose shares are aggregated with such affiliate) would be entitled to sell in brokers' transactions or to market makers within any three-month period a number of shares of Common Stock that does not exceed the greater of one percent (1%) of the then outstanding shares of Common Stock (approximately 180,000 shares based on the number of shares outstanding immediately prior to and immediately after the Offering, assuming the Underwriters' over-allotment option is not exercised) or the average weekly trading volume of the Common Stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission.

  AptarGroup has agreed for a period of    days after the date of delivery of
the shares of Common Stock offered hereby, and the Selling Stockholders have
agreed for a period of     days after the date of delivery of the shares of
Common Stock offered hereby, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock without the prior written consent of the representatives of the Underwriters, other than (i) pursuant to the Company's benefit plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Prospectus,
(ii) by bona fide gift, provided the donee of such gift agrees to be bound by these restrictions, or (iii) by exercise of the Rights.

  As of May 27, 1998, 752,870 shares of Common Stock were issuable upon exercise of then exercisable outstanding stock options, and a total of 1,208,823 shares of Common Stock were subject to outstanding stock options. No predictions can be made as to the effect, if any, that market sales of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, for acquisitions or otherwise, could adversely affect prevailing market prices.

                            VALIDITY OF THE SHARES

  The validity of the Common Stock and the Rights offered hereby will be passed upon for the Company by Sidley & Austin, Chicago, Illinois. Sidley & Austin has advised the Company that a member of the firm participating in the representation of the Company in the Offering owns 1,000 shares of Common Stock. Certain legal matters in connection with the Offering will be reviewed for the Underwriters by Kirkland & Ellis, Chicago, Illinois.

                                    EXPERTS

  The financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants.........................................   F-2
Consolidated Statements of Income for the Years Ended December 31, 1997,
 1996 and 1995............................................................   F-3
Consolidated Balance Sheets as of December 31, 1997 and 1996..............   F-4
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997, 1996 and 1995......................................................   F-6
Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 1997, 1996 and 1995.........................................   F-7
Notes to Consolidated Financial Statements................................   F-8
Consolidated Statements of Income for the Three Months Ended March 31,
 1998 and 1997 (Unaudited)................................................  F-21
Consolidated Balance Sheets as of March 31, 1998 (Unaudited) and December
 31, 1997.................................................................  F-22
Consolidated Statements of Cash Flows for the Three Months Ended March 31,
 1998 and 1997 (Unaudited)................................................  F-24
Notes to Consolidated Financial Statements (Unaudited)....................  F-25

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of AptarGroup, Inc.

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of AptarGroup, Inc. and its subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of AptarGroup, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ Price Waterhouse LLP

Chicago, Illinois
February 19, 1998

                                APTARGROUP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1997      1996      1995
                                                  --------  --------  --------
NET SALES........................................ $655,390  $615,808  $557,455
                                                  --------  --------  --------
OPERATING EXPENSES:
  Cost of sales..................................  418,110   399,654   358,418
  Selling, research & development, and
   administrative................................  108,372   104,282    96,237
  Depreciation and amortization..................   49,917    47,876    43,502
                                                  --------  --------  --------
                                                   576,399   551,812   498,157
                                                  --------  --------  --------
OPERATING INCOME.................................   78,991    63,996    59,298
                                                  --------  --------  --------
OTHER INCOME (EXPENSE):
  Interest expense...............................   (5,293)   (6,330)   (5,918)
  Interest income................................    1,172     1,132     1,339
  Equity in income of affiliates.................    1,991       691     1,888
  Minority interests.............................     (286)     (324)      (87)
  Miscellaneous, net.............................    2,021     1,008     1,082
                                                  --------  --------  --------
                                                      (395)   (3,823)   (1,696)
                                                  --------  --------  --------
INCOME BEFORE INCOME TAXES.......................   78,596    60,173    57,602
PROVISION FOR INCOME TAXES.......................   32,067    22,625    21,888
                                                  --------  --------  --------
NET INCOME....................................... $ 46,529  $ 37,548  $ 35,714
                                                  ========  ========  ========
NET INCOME PER COMMON SHARE
  Basic.......................................... $   2.59  $   2.09  $   1.99
                                                  ========  ========  ========
  Diluted........................................ $   2.55  $   2.05  $   1.98
                                                  ========  ========  ========


          See accompanying notes to consolidated financial statements.

                                APTARGROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)

                                                             DECEMBER 31,
                                                          --------------------
                                                            1997       1996
                                                          ---------  ---------
                         ASSETS
                         ------
CURRENT ASSETS:
  Cash and equivalents................................... $  17,717  $  16,386
  Accounts and notes receivable, less allowance for
   doubtful accounts of $3,812 in 1997 and $3,623 in
   1996..................................................   145,034    130,885
  Inventories............................................    79,262     75,930
  Prepayments and other..................................    14,148     14,030
                                                          ---------  ---------
                                                            256,161    237,231
                                                          ---------  ---------
PROPERTY, PLANT AND EQUIPMENT:
  Buildings and improvements.............................    74,351     75,971
  Machinery and equipment................................   455,382    440,743
                                                          ---------  ---------
                                                            529,733    516,714
  Less: Accumulated depreciation.........................  (281,899)  (265,780)
                                                          ---------  ---------
                                                            247,834    250,934
  Land...................................................     3,819      4,395
                                                          ---------  ---------
                                                            251,653    255,329
                                                          ---------  ---------
OTHER ASSETS:
  Investments in affiliates..............................    16,495     14,970
  Goodwill, less accumulated amortization of $6,030 in
   1997 and $5,505 in 1996...............................    40,479     47,261
  Miscellaneous..........................................    20,645     21,345
                                                          ---------  ---------
                                                             77,619     83,576
                                                          ---------  ---------
    TOTAL ASSETS......................................... $ 585,433  $ 576,136
                                                          =========  =========


          See accompanying notes to consolidated financial statements.

                                APTARGROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)

                                                              DECEMBER 31,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
CURRENT LIABILITIES:
  Notes payable............................................ $    --   $  4,145
  Current maturities of long-term obligations..............    2,890     9,540
  Accounts payable and accrued liabilities.................  122,507   102,574
                                                            --------  --------
                                                             125,397   116,259
                                                            --------  --------
LONG-TERM OBLIGATIONS......................................   70,740    76,569
                                                            --------  --------
DEFERRED LIABILITIES AND OTHER:
  Deferred income taxes....................................   21,432    22,884
  Retirement and deferred compensation plans...............   11,872    12,952
  Minority interests.......................................    4,568     4,381
  Deferred and other non-current liabilities...............    9,369     7,392
                                                            --------  --------
                                                              47,241    47,609
                                                            --------  --------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 1 million shares
   authorized, none outstanding............................      --        --
  Common stock, $.01 par value, 45 million shares
   authorized, 18.0 and 17.9 million outstanding in 1997
   and 1996, respectively..................................      180       179
  Capital in excess of par value...........................  104,699   103,572
  Retained earnings........................................  274,524   233,385
  Accumulated other comprehensive income...................  (37,348)   (1,437)
                                                            --------  --------
                                                             342,055   335,699
                                                            --------  --------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............. $585,433  $576,136
                                                            ========  ========


          See accompanying notes to consolidated financial statements.

                                APTARGROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             (DOLLARS IN THOUSANDS, BRACKETS DENOTE CASH OUTFLOWS)

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1997      1996      1995
                                                  --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..................................... $ 46,529  $ 37,548  $ 35,714
  Adjustments to reconcile net income to net cash
   provided by operations:
    Depreciation.................................   47,199    44,798    41,446
    Amortization.................................    2,718     3,078     2,056
    Provision for bad debts......................    1,261     1,148     1,580
    Minority interests...........................      286       324        87
    Deferred income taxes........................      (26)    4,149     2,762
    Retirement and deferred compensation plans...    2,003       381     2,501
    Equity in income of affiliates in excess of
     cash distributions received.................   (1,991)     (590)   (1,721)
    Changes in balance sheet items, excluding
     effects from acquisitions and foreign
     currency adjustments:
      Accounts receivable........................  (28,799)  (15,828)  (13,263)
      Inventories................................  (11,639)   (5,211)   (9,142)
      Prepaid and other current assets...........      709      (631)    4,409
      Accounts payable and accrued liabilities...   32,449       630    (3,543)
      Other changes, net.........................   (4,513)   (2,480)   (1,190)
                                                  --------  --------  --------
        NET CASH PROVIDED BY OPERATIONS..........   86,186    67,316    61,696
                                                  --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...........................  (71,228)  (62,794)  (55,481)
  Disposition of property and equipment..........    3,181       858     1,980
  Disposition (acquisition) of businesses, net...      --      1,942   (20,310)
  Investments in affiliates......................   (1,219)      (11)   (9,798)
  (Issuance) collection of notes receivable, net.     (468)      804    (1,136)
                                                  --------  --------  --------
        NET CASH USED BY INVESTING ACTIVITIES....  (69,734)  (59,201)  (84,745)
                                                  --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable....................      --        --      3,871
  Repayments of notes payable....................   (4,033)   (2,521)      --
  Proceeds from long-term obligations............    4,901     7,935    31,018
  Repayments of long-term obligations............   (9,617)   (9,629)  (10,745)
  Dividends paid.................................   (5,390)   (5,023)   (4,659)
  Proceeds from stock options exercised..........    1,128       618       234
                                                  --------  --------  --------
        NET CASH (USED) PROVIDED BY FINANCING
         ACTIVITIES..............................  (13,011)   (8,620)   19,719
                                                  --------  --------  --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH..........   (2,110)     (441)      537
                                                  --------  --------  --------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS..    1,331      (946)   (2,793)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD......   16,386    17,332    20,125
                                                  --------  --------  --------
CASH AND EQUIVALENTS AT END OF PERIOD............ $ 17,717  $ 16,386  $ 17,332
                                                  ========  ========  ========
SUPPLEMENTAL CASH FLOW DISCLOSURE:
  Interest paid.................................. $  5,389  $  6,218  $  5,653
  Income taxes paid.............................. $ 15,620  $ 19,121  $ 15,280

          See accompanying notes to consolidated financial statements.

                                APTARGROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE)

                                                 CAPITAL            CUMULATIVE
                                                    IN                FOREIGN
                                  COMMON STOCK    EXCESS             CURRENCY
                                ----------------  OF PAR  RETAINED  TRANSLATION
                                SHARES PAR VALUE  VALUE   EARNINGS  ADJUSTMENT
                                ------ --------- -------- --------  -----------
BALANCE--DECEMBER 31, 1994..... 17,914   $179    $102,720 $169,805   $ (2,094)
  Net income...................                             35,714
  Stock awards.................     11    --          234
  Cash dividends declared on
   common stock--$.26 per
   share.......................                             (4,659)
  Translation adjustment.......                                        10,387
                                ------   ----    -------- --------   --------
BALANCE--DECEMBER 31, 1995..... 17,925    179     102,954  200,860      8,293
  Net income...................                             37,548
  Stock awards.................     25    --          618
  Cash dividends declared on
   common stock--$ .28 per
   share.......................                             (5,023)
  Translation adjustment.......                                        (9,730)
                                ------   ----    -------- --------   --------
BALANCE--DECEMBER 31, 1996..... 17,950    179     103,572  233,385     (1,437)
  Net income...................                             46,529
  Stock awards.................     39      1       1,127
  Cash dividends declared on
   common stock--$.30 per
   share.......................                             (5,390)
  Translation adjustment.......                                       (35,911)
                                ------   ----    -------- --------   --------
BALANCE--DECEMBER 31, 1997..... 17,989   $180    $104,699 $274,524   $(37,348)
                                ======   ====    ======== ========   ========



          See accompanying notes to consolidated financial statements.

                               APTARGROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF BUSINESS AptarGroup, Inc. is an international company that designs, manufactures and sells consumer product dispensing systems. The Company focuses on providing value-added components to a variety of global consumer product marketers in fragrance/cosmetics, personal care, pharmaceutical, household products and food industries. The Company has manufacturing facilities primarily located in the United States and Europe.

  BASIS OF PRESENTATION The accompanying consolidated financial statements include the accounts of AptarGroup, Inc. and its subsidiaries. The terms "AptarGroup" or "Company" as used herein refer to AptarGroup, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain previously reported amounts have been reclassified to conform to the current period presentation.

  ACCOUNTING ESTIMATES The financial statements are prepared in conformity with generally accepted accounting principles (GAAP). This process requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  CASH MANAGEMENT The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

  INVENTORIES Inventories are stated at cost, which is lower than market. Costs included in inventories are raw materials, direct labor and manufacturing overhead. Cost of substantially all domestic inventories and the inventory of one foreign operation is determined by using the last-in, first-out ("LIFO") method, while the remaining inventories are valued using the first-in, first-out (FIFO) method.

  INVESTMENTS IN AFFILIATED COMPANIES The Company accounts for its investments in 50% or less owned affiliated companies which it does not control using the equity method. These investments are in companies that manufacture and distribute products similar to the Company's products or supply components to the Company. Dividends from affiliated companies received in 1997, 1996 and 1995 amounted to $0, $101, and $167, respectively.

  PROPERTY AND DEPRECIATION Properties are stated at cost. Depreciation is determined on a straight-line basis over the estimated useful lives for financial reporting purposes and accelerated methods for income tax reporting. Generally, the estimated useful lives are 25 to 40 years for buildings and improvements and 3 to 10 years for machinery and equipment.

  INTANGIBLE ASSETS Management believes goodwill acquired in purchase transactions has continuing value. It is the Company's policy to amortize such costs primarily over a period of 40 years using the straight-line method. Other intangibles, consisting of patents, non-compete agreements and license agreements, acquired in purchase transactions or developed, are capitalized and amortized over their useful lives. Management assesses the value of the recorded goodwill and other intangibles using projected undiscounted cash flows to determine if an impairment has occurred. It is management's opinion that no such impairment exists.

                               APTARGROUP, INC.

  DERIVATIVES Gains and losses on hedges of existing assets or liabilities are included in the carrying amount of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments also are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.

  RESEARCH & DEVELOPMENT EXPENSES Research and development costs are expensed as incurred. These costs amounted to $20,843, $20,120, and $17,473 in 1997, 1996 and 1995, respectively.

  INCOME TAXES A provision has not been made for U.S. or additional foreign taxes on $188,662 of undistributed earnings of foreign subsidiaries. These earnings will continue to be reinvested and could become subject to additional tax if they were remitted as dividends, or lent to a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on these undistributed foreign earnings.

  TRANSLATION OF FOREIGN CURRENCIES The functional currencies of all the Company's foreign operations are the local currencies. Assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date. Sales and expenses are translated at the average rates of exchange prevailing during the year and the related translation adjustments are accumulated in a separate section of stockholders' equity. Foreign currency transaction gains and losses are reflected in income, as a component of miscellaneous income and expense, and are not significant to the consolidated results of operations for the years presented.

NOTE 2--ACQUISITIONS AND DISPOSITIONS

  Acquisitions and dispositions in 1997 and 1996 were not significant.

  During 1995, the Company acquired a controlling interest in two companies for approximately $22 million in cash and $3 million in assumed debt. These acquisitions have been accounted for as purchases. In addition, the Company also acquired a minority interest in a company for an initial payment of approximately $9 million. The minority interest purchase agreement includes a provision that adjusts the purchase price based on earnings of the company from 1995 through 1997. The purchase price adjustment based on earnings is not material to the financial statements. If the transactions noted above had occurred at the beginning of 1995, Net Sales, Net Income and Basic Earnings per Share would have been $580,049, $36,129 and $2.02, respectively (unaudited).

NOTE 3--FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

  The Company has limited involvement with derivative financial instruments and does not trade them. In accordance with the Company's policy, derivatives may be used to manage certain interest rate and foreign exchange exposures. In 1995, the Company entered into a cross-currency interest rate swap to hedge an intercompany lending transaction. This swap requires the Company to pay principal of 37,031 French Francs plus interest at 8% and receive principal of $7,500 plus interest at 7.08% over ten years. If the Company canceled the swap at December 31, 1997, the Company would have received approximately $863 based on the fair value of the swap on that date.

  The Company principally used only forward exchange contracts, with terms of less than one year, to hedge certain firm purchase and sale commitments and intercompany cash transactions denominated in foreign currencies. The notional value of the Company's forward exchange contracts

                               APTARGROUP, INC.

was $20.5 million and $6.1 million at December 31, 1997 and 1996, respectively. Deferred realized and unrealized gains and losses from firm foreign currency commitments were not significant to the Company's financial position at December 31, 1997 and 1996. Deferred gains and losses are recognized in earnings as part of the underlying transaction when the transaction is settled. Such gains and losses were not significant to the Company's financial results. The Company is exposed to credit-related losses in the event of nonperformance by counter parties to financial instruments, but it does not expect any counter parties to fail to meet their obligations. The credit exposure of forward foreign exchange contracts is represented by the difference between the forward contract rate and the spot rate at the time of settlement.

NOTE 4--INVENTORIES

  At December 31, 1997 and 1996, approximately 25% and 24%, respectively, of the total inventories are accounted for by the LIFO method. Inventories consisted of:

                                                                1997     1996
                                                               -------  -------
      Raw materials........................................... $27,187  $25,150
      Work-in-process.........................................  21,920   23,533
      Finished goods..........................................  31,404   29,283
                                                               -------  -------
      Total...................................................  80,511   77,966
      Less LIFO reserve.......................................  (1,249)  (2,036)
                                                               -------  -------
          Total............................................... $79,262  $75,930
                                                               =======  =======

NOTE 5--ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  At December 31, 1997 and 1996, accounts payable and accrued liabilities consisted of the following:

                                                                1997     1996
                                                              -------- --------
      Accounts payable, principally trade.................... $ 64,045 $ 59,160
      Accrued employee compensation costs....................   27,922   24,210
      Accrued federal income taxes payable...................   14,292    2,441
      Other accrued liabilities..............................   16,248   16,763
                                                              -------- --------
          Total.............................................. $122,507 $102,574
                                                              ======== ========

                               APTARGROUP, INC.

NOTE 6--INCOME TAXES

  Income before income taxes consists of:

                                                          1997    1996    1995
                                                         ------- ------- -------
      Domestic.......................................... $22,968 $18,995 $14,371
      Foreign...........................................  55,628  41,178  43,231
                                                         ------- ------- -------
                                                         $78,596 $60,173 $57,602
                                                         ======= ======= =======

  The provision for income taxes is comprised of:

      CURRENT:
        Federal...................................... $ 7,977  $ 6,318  $ 5,660
        State/local..................................   1,738    1,413    1,291
        Foreign......................................  22,378   10,745   12,175
                                                      -------  -------  -------
                                                       32,093   18,476   19,126
                                                      -------  -------  -------
      DEFERRED:
        Federal/State................................  (1,391)    (946)  (1,534)
        Foreign......................................   1,365    5,095    4,296
                                                      -------  -------  -------
                                                          (26)   4,149    2,762
                                                      -------  -------  -------
          Total...................................... $32,067  $22,625  $21,888
                                                      =======  =======  =======

  The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35.0% in 1997 and 1996 and 34.6% in 1995 to income before income taxes is as follows:

                                                      1997     1996     1995
                                                     -------  -------  -------
      Income tax at statutory rate.................. $27,509  $21,060  $19,930
      State income taxes, net of federal benefit....     836      806      723
      Rate differential on earnings of foreign
       operations...................................   4,364    1,775    1,354
      Other items, net..............................    (642)  (1,016)    (119)
                                                     -------  -------  -------
      Actual income tax provision................... $32,067  $22,625  $21,888
                                                     =======  =======  =======
      Effective income tax rate.....................    40.8%    37.6%    38.0%

  Significant deferred tax assets and liabilities as of December 31, 1997 and 1996 are comprised of the following temporary differences:

                                                                 1997    1996
                                                                ------- -------
      DEFERRED TAX ASSETS:
        Net operating loss carryforwards....................... $ 6,813 $14,285
        Asset bases differentials..............................   3,991   1,820
        Pensions...............................................   2,037   2,226
        Other..................................................   8,501   8,955
                                                                ------- -------
          Total deferred tax assets............................  21,342  27,286
                                                                ------- -------
      DEFERRED TAX LIABILITIES:
        Depreciation...........................................  25,101  28,607
        Leases.................................................   3,083   3,232
        Other..................................................   4,022   6,278
                                                                ------- -------
          Total deferred tax liabilities.......................  32,206  38,117
                                                                ------- -------
          Net deferred tax liabilities......................... $10,864 $10,831
                                                                ======= =======

                               APTARGROUP, INC.

  The impact of changes in enacted foreign tax rates on the accounting for deferred taxes under SFAS No. 109 was not significant to the provision for income taxes to the years presented above.

  On December 31, 1997, the Company had federal foreign tax net operating loss carryforwards of approximately $8,707 which have an indefinite carryforward period and approximately $1,043 which expire in 1999, 2001 and 2002.

  The Company has not provided for taxes on certain tax deferred income of a foreign operation. The income arose predominately from government grants. Taxes of approximately $2,761 would become payable at the time the income is distributed.

NOTE 7--DEBT

  The average annual interest rate on short-term notes payable under unsecured lines of credit was approximately 5.0% and 4.6% for 1997 and 1996, respectively. There are no compensating balance requirements associated with short-term borrowings. At December 31, 1997 and 1996, the Company had an unsecured revolving credit agreement allowing borrowings of up to $25 million. Under this credit agreement, interest on borrowings is payable at a rate equal to the London Interbank Offered Rate (LIBOR) plus an amount based on the financial condition of the Company. The Company is required to pay a fee for the unused portion of the commitment. Such payments in 1997, 1996, and 1995 were not significant. The agreement expires on April 29, 2001. At December 31, 1997, the amount unused and available under this agreement was $25 million. The credit available under the revolving credit agreement provides management with the ability to refinance certain short-term obligations on a long-term basis. As it is management's intent to do so, short-term obligations of $21.7 million and $3.3 million of current portion of long-term debt have been reclassified as long-term obligations as of December 31, 1997. Short-term obligations of $25 million were reclassified as long-term obligations as of December 31, 1996.

  The revolving credit and the senior unsecured debt agreements contain covenants that include certain financial tests, including minimum interest coverage, net worth and maximum borrowings.

  At December 31, the Company's long-term obligations consisted of the following:

                                                                1997     1996
                                                               -------  -------
Notes payable 3.7%-17.2%, due in monthly and annual
 installments through 2009...................................  $ 6,079  $12,345
Senior unsecured debt 7.08%, due in installments through
 2005........................................................   25,000   25,000
Mortgages payable 4.5%-13.6%, due in monthly and annual
 installments through 2007...................................    7,635   10,349
Industrial revenue bond, interest at 79% of prime, (which was
 6.6% and 6.4% at December 31, 1997 and 1996), due in
 quarterly installments through 2001.........................    1,333    1,666
Capital lease obligations....................................    8,583   11,749
                                                               -------  -------
                                                                48,630   61,109
Less current portion.........................................   (2,890)  (9,540)
Reclass of short-term obligations............................   25,000   25,000
                                                               -------  -------
    Total long-term obligations..............................  $70,740  $76,569
                                                               =======  =======

  Substantially all of the notes and mortgages are payable by foreign subsidiaries to foreign banks. Interest rates on such borrowings vary due to differing market conditions in the countries in which such

                               APTARGROUP, INC.

debt has been incurred. Mortgages payable are secured by the properties or assets for which the debt was obtained. Based on the borrowing rates currently available to the Company for long-term obligations with similar terms and average maturities, the fair value of the Company's long-term obligations approximates its book value.

  Aggregate long-term maturities, excluding capital lease obligations, due annually for the five years beginning in 1998 are $1,552, $7,050, $6,800, $31,366, $5,418 and $12,861 thereafter.

NOTE 8--LEASE COMMITMENTS

  The Company leases certain warehouse, plant, and office facilities as well as certain equipment under noncancelable operating and capital leases expiring at various dates through the year 2013. Most of the operating leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. Amortization expense related to capital leases is included in depreciation expense. Rent expense under operating leases (including taxes, insurance and maintenance when included in the rent) amounted to $4,696, $4,702 and $3,961 in 1997, 1996 and 1995,
respectively.

                                                                1997     1996
                                                              --------  -------
      Assets recorded under capital leases consist of:
        Buildings............................................ $  9,014  $10,292
        Machinery and equipment..............................   11,072   12,782
                                                              --------  -------
                                                                20,086   23,074
        Accumulated depreciation.............................  (10,054)  (9,213)
                                                              --------  -------
                                                              $ 10,032  $13,861
                                                              ========  =======

  Future minimum payments, by year and in the aggregate, under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1997:

                                                              CAPITAL  OPERATING
                                                              LEASES    LEASES
                                                              -------  ---------
      1998................................................... $ 2,108   $ 3,357
      1999...................................................   1,700     2,511
      2000...................................................   1,467     1,895
      2001...................................................   1,315     1,583
      2002...................................................   1,185     1,625
      Subsequent to 2002.....................................   4,406     4,368
                                                              -------   -------
      Total minimum lease payments...........................  12,181   $15,339
                                                                        =======
      Amounts representing interest..........................  (3,598)
                                                              -------
      Present value of future minimum lease payments.........   8,583
      Less amount due in one year............................  (1,338)
                                                              -------
                                                              $ 7,245
                                                              =======

                               APTARGROUP, INC.

NOTE 9--RETIREMENT AND DEFERRED COMPENSATION PLANS

  The Company has various noncontributory retirement plans covering certain of its domestic and foreign employees. Benefits under the Company's retirement plans are based on participants' years of service and annual compensation as defined by each plan. Annual cash contributions to fund pension costs accrued under the Company's domestic plans are generally equal to the minimum funding amounts required by ERISA while pension commitments under its foreign plans are partially offset by the cash surrender value of insurance contracts purchased by the Company. The components of net pension cost for the plans consisted of the following:

                                                          1997    1996    1995
                                                         ------  ------  ------
      Service cost benefits earned during the year...... $1,276  $1,297  $1,201
      Interest cost on projected benefit obligation.....  1,360   1,335   1,320
      Actual return on plan assets...................... (2,472) (1,970) (3,591)
      Net amortized and deferred gains and losses.......  1,055     684   2,622
                                                         ------  ------  ------
          Net pension cost.............................. $1,219  $1,346  $1,552
                                                         ======  ======  ======

  The reconciliation of the funded status of the plans at year end follows:

DOMESTIC PLANS                                                  1997     1996
--------------                                                --------  -------
Actuarial present value of benefit obligations:
  Vested..................................................... $(10,963) $(9,327)
  Non-vested.................................................     (698)    (551)
                                                              --------  -------
Accumulated benefit obligation...............................  (11,661)  (9,878)
Excess of projected benefit obligation over accumulated
 benefit obligation..........................................   (3,394)  (2,569)
                                                              --------  -------
Projected benefit obligation.................................  (15,055) (12,447)
Plan assets at fair value....................................   16,983   13,954
                                                              --------  -------
Plan assets in excess of projected benefit obligation........    1,928    1,507
Unrecognized net gain........................................   (3,791)  (3,761)
Unrecognized prior service cost..............................      147      167
Unamortized net transition asset.............................     (571)    (761)
                                                              --------  -------
    Liability for pension cost included in the balance sheet. $ (2,287) $(2,848)
                                                              ========  =======
FOREIGN PLANS
-------------
Actuarial present value of benefit obligations:
  Vested..................................................... $ (6,394) $(7,087)
  Non-vested.................................................      (60)     (56)
                                                              --------  -------
Accumulated benefit obligation...............................   (6,454)  (7,143)
Excess of projected benefit obligation over accumulated
 benefit obligation..........................................     (915)  (1,171)
                                                              --------  -------
Projected benefit obligation.................................   (7,369)  (8,314)
Plan assets at fair value....................................    1,211    1,464
                                                              --------  -------
Projected benefit obligation in excess of plan assets........   (6,158)  (6,850)
Unrecognized net loss........................................    1,017    1,666
Unrecognized prior service cost..............................      345      450
Unamortized net transition obligation........................      148      198
                                                              --------  -------
    Liability for pension cost included in the balance sheet. $ (4,648) $(4,536)
                                                              ========  =======

                               APTARGROUP, INC.

  Plan assets primarily consist of U.S. government obligations, investment grade corporate bonds and common and preferred stocks for the domestic plans and insurance contracts for the foreign plans. The projected benefit obligation for domestic plans was determined using assumed discount rates of 7.25% and 7.50% in 1997 and 1996, respectively. For the foreign plans, the projected benefit obligation was determined using an assumed discount rate of 6.0% in 1997 and 1996. The assumed rates of increase in compensation used in 1997 and 1996 were 5.0% for the domestic plans and 4.0% for the foreign plans. The expected long-term rate of return on plan assets was 8.5% in 1997 and 1996 for the domestic plans and 6.0% in 1997 and 1996 for the foreign plans.

  The Company has a non-qualified supplemental pension plan which provides for pension amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by income tax regulations. The liability for this plan was $277 and $328 at December 31, 1997 and 1996, respectively. This amount is included in the liability for domestic plans shown above.

  The Company also has unfunded retirement compensation arrangements with certain employees. The cost of these retirement agreements is provided currently as it relates to prior service agreements and ratably over the employees' future employment as it applies to future service agreements. The Company has no additional postretirement or postemployment benefit plans.

NOTE 10--CONTINGENCIES

  The Company, in the normal course of business, is subject to a number of lawsuits and claims both actual and potential in nature. Management believes the resolution of these claims and lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

  During the second quarter of 1997, the Company received a judgment in its favor as plaintiff in a patent infringement lawsuit relating to an aerosol valve component. The Company was awarded $7.8 million plus interest. The decision has been appealed and the Company cannot predict the ultimate outcome or timing of such appeal. This award is not included in the financial results.

NOTE 11--PREFERRED STOCK PURCHASE RIGHTS

  The Company has a preferred stock purchase rights plan (the "Rights Plan") and each share of common stock has one preferred share purchase right (a "Right"). Under the terms of the Rights Plan, if a person or group other than certain exempt persons acquires 15% or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of shares of the Company's common stock having a market value of twice such price. Persons or groups can lose their exempt status under certain conditions. In addition, under certain circumstances if the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price.

  Each Right entitles the holder under certain circumstances to buy one one-thousandths of a share of Series A junior participating preferred stock, par value $ .01 per share, at an exercise price of $70. Each share of Series A junior participating preferred stock will entitle its holder to 1,000 votes and will have a minimum preferential quarterly dividend payment equal to the greater of $10 per share or 1,000 times the amount paid to holders of common stock. Currently 45 thousand shares of Series A junior participating preferred stock have been reserved. The Rights will expire on April 6, 2003 unless previously exercised or redeemed at the option of the Board of Directors for $
 .01 per Right.

                               APTARGROUP, INC.

NOTE 12--STOCK OPTIONS

  At December 31, 1997, the Company has four fixed stock-based compensation plans which are discussed below. The Company follows APB Opinion No. 25 and the related Interpretations in accounting for its stock option plans. Accordingly, no significant compensation cost has been recognized for its stock awards. Had compensation cost for the Company's stock awards plans been recorded based on the fair value at the grant dates, consistent with the method of FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

                                                         1997    1996    1995
                                                        ------- ------- -------
      NET INCOME
        As Reported.................................... $46,529 $37,548 $35,714
        Pro Forma...................................... $45,343 $36,814 $35,390
      BASIC EARNINGS PER SHARE
        As Reported.................................... $  2.59 $  2.09 $  1.99
        Pro Forma...................................... $  2.52 $  2.05 $  1.97
      DILUTED EARNINGS PER SHARE
        As Reported.................................... $  2.55 $  2.05 $  1.98
        Pro Forma...................................... $  2.48 $  2.01 $  1.96

  The fair value of stock options granted under the Stock Awards Plans in 1997 and 1996 was $13.99 and $12.62 per share, respectively. These values were estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: dividend yield of .8% for 1997 and .9% for 1996, expected volatility of 26.1% and 21.2%, risk-free interest rate of 6.5% and 5.6% and an expected life of 7.5 years for both years. The fair value of stock options granted under the Director Stock Option Plans in 1997 was $17.64 per share. This value was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997: dividend yield of .8%, expected volatility of 26.0%, risk-free interest rate of 6.7% and an expected life of 7.5 years. The pro forma amounts reflected above are not likely to be representative of the pro forma amounts in future years due to the FASB Statement No. 123 transition rules which require pro forma disclosure only for awards granted after 1994, although the Company granted stock options in both 1994 and 1993.

  Under the 1996 and 1992 Stock Awards Plans (collectively, the "Stock Awards Plans"), the Company may grant stock options, stock appreciation rights, restricted stock and other stock awards to employees. The combined maximum number of shares which may be issued under these plans is 2 million. Options granted under these plans become exercisable annually over a three year period and expire ten years after the grant date. Director Stock Option Plans provide for the award of stock options to non-employee Directors who have not previously been awarded options. The combined maximum number of shares subject to options under these plans is 40 thousand. Options granted under these plans become exercisable over a three year period and expire ten years after the grant date.

                                APTARGROUP, INC.

  A summary of the status of the Company's stock option plans as of December 31, 1997, 1996 and 1995, and changes during the years ending on those dates is presented below.

                                                             DIRECTOR STOCK
                                  STOCK AWARDS PLANS          OPTION PLANS
                               -------------------------- ----------------------
                                           OPTION PRICE            OPTION PRICE
        OPTION SHARES           SHARES       PER SHARE    SHARES    PER SHARE
        -------------          ---------  --------------- ------  --------------
Outstanding, January 1, 1995.    462,471  $18.375-$20.625 24,000     $18.375
  Granted....................    188,500  $26.75 -$35.50     --
  Exercised..................     (5,371) $18.375-$20.625 (5,000)    $18.375
  Canceled...................     (3,083)     $18.375        --
                               ---------                  ------
Outstanding, December 31,
 1995........................    642,517  $18.375-$35.50  19,000     $18.375
  Granted....................    163,800      $36.00         --
  Exercised..................    (23,090) $18.375-$26.75  (1,000)    $18.375
  Canceled...................     (2,855) $18.375-$36.00     --
                               ---------                  ------
Outstanding, December 31,
 1996........................    780,372  $18.375-$36.00  18,000     $18.375
  Granted....................    183,250  $33.625-$56.00  28,000      $41.75
  Exercised..................    (35,268) $18.375-$36.00  (2,000)    $18.375
  Canceled...................     (7,788) $26.75 -$36.00     --
                               ---------                  ------
Outstanding, December 31,
 1997........................    920,566  $18.375-$56.00  44,000  $18.375-$41.75
                               =========                  ======
Options Exercisable at
 12/31/95....................    254,909                  13,000
Options Exercisable at
 12/31/96....................    446,005                  18,000
Options Exercisable at
 12/31/97....................    573,695                  23,000
AVAILABLE FOR FUTURE GRANTS
  12/31/95...................    348,326                  16,000
  12/31/96...................  1,185,585                  40,000
  12/31/97...................  1,009,592                  12,000

  The following table summarizes information about stock options outstanding at December 31, 1997:

                                 OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                         ------------------------------------ --------------------------
                                     WEIGHTED-
                           SHARES     AVERAGE     WEIGHTED      SHARES      WEIGHTED-
          YEAR           OUTSTANDING REMAINING    AVERAGE     EXERCISABLE    AVERAGE
        GRANTED          AT YEAR-END   LIFE    EXERCISE PRICE AT YEAR-END EXERCISE PRICE
        -------          ----------- --------- -------------- ----------- --------------
STOCK AWARDS PLAN
  1993..................   274,393      5.5       $18.375       274,393      $18.375
  1994..................   128,311      6.1        20.625       128,311       20.625
  1995..................   179,944      7.1        27.236       118,922       27.240
  1996..................   157,768      8.1        36.000        52,069       36.000
  1997..................   180,150      9.1        33.687           --        33.687
                           -------                              -------
                           920,566      7.0        26.438       573,695       22.316
                           =======                              =======
DIRECTOR STOCK OPTIONS
 PLAN
  1993..................    16,000      5.4       $18.375        16,000      $18.375
  1997..................    28,000      9.4        41.750         7,000       41.750
                           -------                              -------
                            44,000      8.0        33.250        23,000       25.500
                           =======                              =======

                               APTARGROUP, INC.

  Restricted stock totaling 531 shares in 1997, 1,796 shares in 1996 and 3,310 shares in 1995 were issued under the Stock Awards Plans. These shares vest equally over three years and do not have voting or dividend rights prior to vesting. Amounts available for future stock option grants have been reduced by restricted stock awards.

NOTE 13--EARNINGS PER SHARE

  The reconciliation of basic and diluted earnings for the years ending December 31, 1997, 1996 and 1995 are as follows:

                                              INCOME       SHARES     PER SHARE
                                            (NUMERATOR) (DENOMINATOR)  AMOUNT
                                            ----------- ------------  ---------
For the Year Ended December 31, 1997
  BASIC EPS
    Income available to common
     stockholders..........................   $46,529      17,969       $2.59
                                                                        =====
  EFFECT OF DILUTIVE SECURITIES
    Stock options..........................       --          290
                                              -------      ------
  DILUTED EPS
    Income available to common
     stockholders..........................   $46,529      18,259       $2.55
                                              =======      ======       =====
For the Year Ended December 31, 1996
  BASIC EPS
    Income available to common
     stockholders..........................   $37,548      17,939       $2.09
                                                                        =====
  EFFECT OF DILUTIVE SECURITIES
    Stock options..........................       --          342
                                              -------      ------
  DILUTED EPS
    Income available to common
     stockholders..........................   $37,548      18,281       $2.05
                                              =======      ======       =====
For the Year Ended December 31, 1995
  BASIC EPS
    Income available to common
     stockholders..........................   $35,714      17,918       $1.99
                                                                        =====
  EFFECT OF DILUTIVE SECURITIES
    Stock options..........................       --          154
                                              -------      ------
  DILUTED EPS
    Income available to common
     stockholders..........................   $35,714      18,072       $1.98
                                              =======      ======       =====

                                APTARGROUP, INC.

NOTE 14--SEGMENT INFORMATION

  The Company operates in the packaging components industry, which includes the development, manufacture and sale of consumer product dispensing systems. Sales within the segment and between geographic areas are made at arm's-length prices. Operating income consists of sales less operating expenses. Identifiable assets are those assets that are specifically identified with the geographic area in which the operations are conducted. Eliminations include intercompany sales between geographic areas and related intercompany accounts. Export sales were not material and no single customer accounted for ten percent or more of sales.

                                                 OTHER
                          DOMESTIC   EUROPEAN   FOREIGN   CORPORATE
GEOGRAPHIC AREAS         OPERATIONS OPERATIONS OPERATIONS EXPENSES   ELIMINATIONS CONSOLIDATED
----------------         ---------- ---------- ---------- ---------  ------------ ------------
1997
  Sales to unaffiliated
   customers............  $263,589   $358,744   $33,057   $    --      $    --      $655,390
  Sales between
   geographic areas.....    10,718     73,621     2,708        --       (87,047)         --
                          --------   --------   -------   --------     --------     --------
  Net Sales.............  $274,307   $432,365   $35,765   $    --      $(87,047)    $655,390
                          ========   ========   =======   ========     ========     ========
  Operating Income......  $ 32,634   $ 58,216   $   137   $(11,777)    $   (219)    $ 78,991
  Identifiable Assets...  $170,511   $436,638   $25,243   $    --      $(46,959)    $585,433
1996
  Sales to unaffiliated
   customers............  $233,329   $355,699   $26,780   $    --      $    --      $615,808
  Sales between
   geographic areas.....     6,205     59,512     1,418        --       (67,135)         --
                          --------   --------   -------   --------     --------     --------
  Net Sales.............  $239,534   $415,211   $28,198   $    --      $(67,135)    $615,808
                          ========   ========   =======   ========     ========     ========
  Operating Income......  $ 28,090   $ 43,624   $   673   $ (8,714)    $    323     $ 63,996
  Identifiable Assets...  $154,392   $442,702   $17,092   $    --      $(38,050)    $576,136
1995
  Sales to unaffiliated
   customers............  $202,868   $334,213   $20,374   $    --      $    --      $557,455
  Sales between
   geographic areas.....     4,915     53,871     3,165        --       (61,951)         --
                          --------   --------   -------   --------     --------     --------
  Net Sales.............  $207,783   $388,084   $23,539   $    --      $(61,951)    $557,455
                          ========   ========   =======   ========     ========     ========
  Operating Income......  $ 20,928   $ 48,645   $   624   $(10,917)    $     18     $ 59,298
  Identifiable Assets...  $142,247   $435,024   $12,591   $    --      $(30,646)    $559,216

                                APTARGROUP, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


NOTE 15--QUARTERLY DATA (UNAUDITED)

  Quarterly results of operations and per share information for the years ended December 31, 1997 and 1996 are as follows:

                                                 QUARTER
                                   -----------------------------------  TOTAL
                                    FIRST    SECOND   THIRD    FOURTH  FOR YEAR
                                   -------- -------- -------- -------- --------
YEAR ENDED DECEMBER 31, 1997
  Net sales....................... $158,290 $171,811 $163,525 $161,764 $655,390
  Gross profit.................... $ 45,600 $ 49,254 $ 47,888 $ 47,339 $190,081
  Net income...................... $ 11,413 $ 12,081 $ 12,474 $ 10,561 $ 46,529
PER COMMON SHARE--1997
  Net income
    Basic......................... $    .64 $    .67 $    .69 $    .59 $   2.59
    Diluted....................... $    .63 $    .66 $    .68 $    .58 $   2.55
  Dividends paid.................. $    .07 $    .07 $    .08 $    .08 $    .30
  Stock price high................ $ 40 5/8 $ 45 7/8 $ 59 1/8 $ 59 1/8 $ 59 1/8
  Stock price low................. $ 32 3/4 $ 35 1/8 $ 44 1/2 $50 7/16 $ 32 3/4
  Average number of shares
   outstanding....................   17,954   17,961   17,975   17,986   17,969
YEAR ENDED DECEMBER 31, 1996
  Net sales....................... $152,954 $151,047 $155,917 $155,890 $615,808
  Gross profit.................... $ 43,447 $ 41,570 $ 42,271 $ 44,069 $171,357
  Net income...................... $ 10,673 $  8,827 $  9,007 $  9,041 $ 37,548
PER COMMON SHARE--1996
  Net income
    Basic......................... $    .60 $    .49 $    .50 $    .50 $   2.09
    Diluted....................... $    .59 $    .49 $    .49 $    .49 $   2.05
  Dividends paid.................. $    .07 $    .07 $    .07 $    .07 $    .28
  Stock price high................ $ 41 7/8 $ 43 1/8 $ 37 1/8 $     36 $ 43 1/8
  Stock price low................. $ 34 3/4 $     29 $ 30 3/8 $ 30 1/2 $     29
  Average number of shares
   outstanding....................   17,930   17,938   17,941   17,947   17,939

                                APTARGROUP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                               THREE MONTHS
                                                              ENDED MARCH 31,
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
NET SALES................................................... $170,942  $158,290
                                                             --------  --------
OPERATING EXPENSES:
  Cost of sales.............................................  106,709   100,851
  Selling, research & development and administrative........   28,201    25,552
  Depreciation and amortization.............................   13,568    12,519
                                                             --------  --------
                                                              148,478   138,922
                                                             --------  --------
OPERATING INCOME............................................   22,464    19,368
                                                             --------  --------
OTHER INCOME (EXPENSE):
  Interest expense..........................................   (1,406)   (1,464)
  Interest income...........................................      275       202
  Equity in income of affiliates............................      183       182
  Minority interests........................................      (84)      (80)
  Miscellaneous, net........................................      646       275
                                                             --------  --------
                                                                 (386)     (885)
                                                             --------  --------
INCOME BEFORE INCOME TAXES..................................   22,078    18,483
PROVISION FOR INCOME TAXES..................................    8,897     7,070
                                                             --------  --------
NET INCOME.................................................. $ 13,181  $ 11,413
                                                             ========  ========
NET INCOME PER COMMON SHARE:
  Basic..................................................... $    .73  $    .64
                                                             ========  ========
  Diluted................................................... $    .72  $    .63
                                                             ========  ========
AVERAGE NUMBER OF SHARES OUTSTANDING (IN THOUSANDS):
  Basic.....................................................   17,996    17,954
  Diluted...................................................   18,358    18,150


          See accompanying notes to consolidated financial statements.

                                APTARGROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)

                                                        MARCH 31,  DECEMBER 31,
                        ASSETS                            1998         1997
                        ------                         ----------- ------------
                                                       (UNAUDITED)
CURRENT ASSETS:
  Cash and equivalents................................  $  21,970   $  17,717
  Accounts and notes receivable, less allowance for
   doubtful accounts of $3,976 in 1998 and $3,812 in
   1997...............................................    158,021     145,034
  Inventories.........................................     80,503      79,262
  Prepayments and other...............................     18,280      14,148
                                                        ---------   ---------
                                                          278,774     256,161
                                                        ---------   ---------
PROPERTY, PLANT AND EQUIPMENT:
  Buildings and improvements..........................     77,653      74,351
  Machinery and equipment.............................    465,597     455,382
                                                        ---------   ---------
                                                          543,250     529,733
  Less: Accumulated depreciation......................   (288,031)   (281,899)
                                                        ---------   ---------
                                                          255,219     247,834
  Land................................................      4,231       3,819
                                                        ---------   ---------
                                                          259,450     251,653
                                                        ---------   ---------
OTHER ASSETS:
  Investments in affiliates...........................     11,316      16,495
  Goodwill, less accumulated amortization of $6,174 in
   1998 and $6,030 in 1997............................     39,726      40,479
  Miscellaneous.......................................     22,521      20,645
                                                        ---------   ---------
                                                           73,563      77,619
                                                        ---------   ---------
    TOTAL ASSETS......................................  $ 611,787   $ 585,433
                                                        =========   =========



          See accompanying notes to consolidated financial statements.

                                APTARGROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)

                                                         MARCH 31,  DECEMBER 31,
         LIABILITIES AND STOCKHOLDERS' EQUITY              1998         1997
         ------------------------------------           ----------- ------------
                                                        (UNAUDITED)
CURRENT LIABILITIES:
  Notes payable........................................  $  3,253     $    --
  Current maturities of long-term obligations..........     6,777        2,890
  Accounts payable and accrued liabilities.............   130,057      122,507
                                                         --------     --------
                                                          140,087      125,397
                                                         --------     --------
LONG-TERM OBLIGATIONS..................................    78,259       70,740
                                                         --------     --------
DEFERRED LIABILITIES AND OTHER:
  Deferred income taxes................................    23,814       21,432
  Retirement and deferred compensation plans...........    12,238       11,872
  Minority interests...................................     3,577        4,568
  Deferred and other non-current liabilities...........     8,976        9,369
                                                         --------     --------
                                                           48,605       47,241
                                                         --------     --------
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value.........................       180          180
  Capital in excess of par value.......................   105,032      104,699
  Retained earnings....................................   286,265      274,524
  Accumulated other comprehensive income...............   (46,641)     (37,348)
                                                         --------     --------
                                                          344,836      342,055
                                                         --------     --------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........  $611,787     $585,433
                                                         ========     ========



          See accompanying notes to consolidated financial statements.

                                APTARGROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             (DOLLARS IN THOUSANDS, BRACKETS DENOTE CASH OUTFLOWS)
                                  (UNAUDITED)

                                                         THREE MONTHS ENDED
                                                              MARCH 31,
                                                        -----------------------
                                                          1998      1997
                                                        --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income........................................... $ 13,181  $ 11,413
  Adjustments to reconcile net income to net cash
   provided by operations:
    Depreciation.......................................   12,921    11,839
    Amortization.......................................      647       680
    Provision for bad debts............................      272       125
    Minority interests.................................       84        80
    Deferred income taxes..............................      616       (62)
    Retirement and deferred compensation plans.........    1,375       952
    Equity in income of affiliates in excess of cash
     distributions received............................     (183)     (182)
    Changes in balance sheet items, excluding effects
     from foreign currency adjustments:
      Accounts receivable..............................  (12,105)  (14,689)
      Inventories......................................   (1,100)   (4,417)
      Prepaid and other current assets.................   (3,419)   (1,054)
      Accounts payable and accrued liabilities.........    6,230     6,783
      Other changes, net...............................   (1,742)     (510)
                                                        --------  --------
        NET CASH PROVIDED BY OPERATIONS................   16,777    10,958
                                                        --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.................................  (13,359)  (15,139)
  Disposition of property and equipment................       56       164
  Acquisition of businesses............................   (4,901)       --
  Collection (issuance) of notes receivable, net.......      228       (68)
  Investments in affiliates............................     (500)       --
                                                        --------  --------
        NET CASH USED BY INVESTING ACTIVITIES..........  (18,476)  (15,043)
                                                        --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Change in notes payable..............................    5,453    10,436
  Proceeds from long-term obligations..................    5,710        42
  Repayments of long-term obligations..................   (3,717)   (1,073)
  Dividends paid.......................................   (1,440)   (1,257)
  Proceeds from stock options exercised................      332       159
                                                        --------  --------
        NET CASH PROVIDED BY FINANCING ACTIVITIES......    6,338     8,307
                                                        --------  --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH................     (386)   (1,336)
                                                        --------  --------
NET INCREASE IN CASH AND EQUIVALENTS...................    4,253     2,886
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD............   17,717    16,386
                                                        --------  --------
CASH AND EQUIVALENTS AT END OF PERIOD.................. $ 21,970  $ 19,272
                                                        ========  ========

          See accompanying notes to consolidated financial statements.

                               APTARGROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

NOTE 1--BASIS OF PRESENTATION

  The accompanying unaudited consolidated financial statements include the accounts of AptarGroup, Inc. and its subsidiaries. The terms "AptarGroup" or "Company" as used herein refer to AptarGroup, Inc. and its subsidiaries.

  In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of financial position and results of operations for the interim periods presented. The accompanying unaudited consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles (GAAP) have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. Accordingly, these financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report to Shareholders incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 1997. The results of operations of any interim period are not necessarily indicative of the results that may be expected for the year.

NOTE 2--INVENTORIES

  At March 31, 1998 and December 31, 1997, inventories, by component, consisted of:

                                                          MARCH 31, DECEMBER 31,
                                                            1998        1997
                                                          --------- ------------
      Raw materials......................................  $27,770    $27,187
      Work in progress...................................   21,609     21,920
      Finished goods.....................................   32,373     31,404
                                                           -------    -------
          Total..........................................   81,752     80,511
      Less LIFO reserve..................................   (1,249)    (1,249)
                                                           -------    -------
          Total..........................................  $80,503    $79,262
                                                           =======    =======

NOTE 3--CHANGES IN ACCOUNTING PRINCIPLES

  Effective January 1, 1998, AptarGroup adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This Statement requires that all items recognized under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other annual financial statements. This Statement also requires that an entity classify items of other comprehensive income by their nature in an annual financial statement. For example, other comprehensive income may include foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on marketable securities classified as available-for-sale. Annual financial statements for prior periods will be reclassified, as required. AptarGroup's total comprehensive income was as follows:

                                                               THREE MONTHS
                                                             ENDED MARCH 31,
                                                             -----------------
                                                              1998      1997
                                                             -------  --------
      Net income............................................ $13,181  $ 11,413
      Less: foreign currency translation adjustment.........  (9,293)  (20,657)
                                                             -------  --------
          Total comprehensive income (loss)................. $ 3,888  $ (9,244)
                                                             =======  ========

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Selling Stockholders have agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of such Underwriters, for whom Goldman, Sachs & Co., William Blair & Company, L.L.C. and Lehman Brothers Inc. are acting as representatives, has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                                                                     SHARES OF
                               UNDERWRITER                          COMMON STOCK
                               -----------                          ------------
      Goldman, Sachs & Co. ........................................
      William Blair & Company, L.L.C. .............................
      Lehman Brothers Inc..........................................
                                                                     ---------
          Total....................................................
                                                                     =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession of $     per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $    per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 249,295 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 1,661,969 shares of Common Stock offered hereby.

  The Company has agreed for a period of    days after the date of delivery of
the shares of Common Stock offered hereby, and the Selling Stockholders have
agreed for a period of     days after the date of delivery of the shares of
Common Stock offered hereby, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock without the prior written consent of the representatives of the Underwriters, other than (i) pursuant to the Company's benefit plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Prospectus,
(ii) by bona fide gift, provided that the donee of such gift agrees to be bound by these restrictions, or (iii) by exercise of the Rights.

  In connection with the Offering, the Underwriters may purchase and sell shares of the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Selling Stockholders in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

  The Common Stock is listed on the New York Stock Exchange under the symbol "ATR".

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters, and any person who controls any Underwriter, against certain liabilities, including liabilities under the Securities Act.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES WHERE SUCH AN OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Forward-Looking Statements................................................    2
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    3
Prospectus Summary........................................................    4
Use of Proceeds to the Company............................................    9
Price Range of Common Stock and Dividend Policy...........................    9
Selected Consolidated Financial Information...............................   10
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   11
Business..................................................................   17
Management................................................................   26
Principal and Selling Stockholders........................................   28
Description of Capital Stock..............................................   33
Anti-Takeover Effects of Certificate of Incorporation and Bylaws..........   35
Shares Eligible for Future Sale...........................................   37
Validity of the Shares....................................................   38
Experts...................................................................   38
Index to Consolidated Financial
 Statements...............................................................  F-1
Underwriting..............................................................  U-1

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                               1,661,969 SHARES

                               APTARGROUP, INC.

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

                                  -----------

                                    [logo]

                                  -----------

                             GOLDMAN, SACHS & CO.

                            WILLIAM BLAIR & COMPANY

                                LEHMAN BROTHERS

                      REPRESENTATIVES OF THE UNDERWRITERS

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

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      Securities and Exchange Commission
      Registration Fee................................................ $ 35,470
      Printing Expenses...............................................   75,000
      Accounting Fees and Expenses....................................   50,000
      Legal Fees and Expenses.........................................  200,000
      New York Stock Exchange Listing Fee*............................    1,500
      Miscellaneous Expenses..........................................   50,000
                                                                       --------
          Total....................................................... $411,970
                                                                       ========

  All of the above amounts, other than the Securities and Exchange Commission registration fee, are estimated. The Selling Stockholders will pay the printing expenses, accounting and legal fees and expenses and a pro rata portion of the registration fee. The Company will pay the remaining expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") provides that, to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"), as the same exists or may be amended, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director. In accordance with Section 102(b)(7) of the DGCL, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for (i) breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends under Section 174 of the DGCL or (iv) transactions from which the director derives an improper personal benefit.

  The Certificate of Incorporation provides for indemnification of directors and officers to the fullest extent permitted by the DGCL, as amended from time to time. Under Article Thirteen of the Certificate of Incorporation, the Company may maintain insurance on behalf of any person who is or was a director, officer or employee of the Company or was serving at the request of the Company as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including service with respect to any employee benefit plan) against any liability asserted against such person in such capacity, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article Thirteen of the Certificate of Incorporation.

--------
* A New York Stock Exchange Listing Fee will apply only if the over-allotment option granted by the Company to the Underwriters is exercised.

  Reference is made to Section 145 of the DGCL, which provides for indemnification of directors and officers in certain circumstances.

  Pursuant to the Certificate of Incorporation and Section 145 of the DGCL, the Company maintains directors' and officers' liability insurance coverage.

ITEM 16. EXHIBITS.

  The Exhibits accompanying this Registration Statement are listed on the accompanying Exhibit Index.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CRYSTAL LAKE, STATE OF ILLINOIS ON THIS 8TH DAY OF JUNE, 1998.

                                          AptarGroup, Inc.

                                             /s/ Carl A. Siebel
                                          By: _________________________________
                                             Carl A. Siebel
                                             President and Chief Executive
                                              Officer

  KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Carl A. Siebel, Stephen J. Hagge and Ralph A. Poltermann, and each of them, the undersigned's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution of the undersigned and in the undersigned's name, place and stead, in any and all capacities to sign a registration statement on Form S-3 relating to the Common Stock and accompanying Preferred Share Purchase Rights of AptarGroup, Inc., and any and all amendments (including post-effective amendments) to such registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any documents relating to the qualification or registration under state Blue Sky or securities laws of such securities, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes the undersigned might or could do in person, ratifying and confirming all that said attorneys-in-fact and agents or any of them, or the substitute or substitutes of said attorneys-in-fact and agents or any of them, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

                NAME                             TITLE                    DATE
                ----                             -----                    ----
        /s/ Carl A. Siebel           President and Chief              June 8, 1998
____________________________________  Executive Officer and
           Carl A. Siebel             Director (Principal
                                      Executive Officer)

        /s/ Stephen J. Hagge         Executive Vice President and     June 8, 1998
____________________________________  Chief Financial Officer,
          Stephen J. Hagge            Treasurer and Secretary
                                      (Principal Accounting and
                                      Financial Officer)

       /s/ Eugene L. Barnett         Director                         May 28, 1998
____________________________________
         Eugene L. Barnett

         /s/ Robert Barrows          Director                         May 28, 1998
____________________________________
           Robert Barrows

          /s/ Ralph Gruska           Director                         June 8, 1998
____________________________________
            Ralph Gruska

         /s/ Leo A. Guthart          Director                         June 8, 1998
____________________________________
           Leo A. Guthart


          /s/ King Harris            Director                         June 3, 1998
____________________________________
            King Harris

        /s/ Ervin J. LeCoque         Director                         June 1, 1998
____________________________________
          Ervin J. LeCoque

         /s/ Peter Pfeiffer          Director                         June 8, 1998
____________________________________
           Peter Pfeiffer

          /s/ Alfred Pilz            Director                         June 8, 1998
____________________________________
            Alfred Pilz

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                       DESCRIPTION OF EXHIBIT
  -------                      ----------------------
  *1       Form of Underwriting Agreement.
   4.1     Amended and Restated Certificate of Incorporation of the Com-
           pany, filed as Exhibit 6.1 to the Company's Registration
           Statement on Form 8-A filed under the Exchange Act on April 5,
           1993 (File No. 1-11846), is hereby incorporated by reference.
   4.2     Amended and Restated By-Laws of the Company, filed as Exhibit
           3(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 1-11846) is hereby incorpo-
           rated by reference.
   4.3     Rights Agreement dated as of April 6, 1993 between the Company and ChaseMellon Shareholder Service, L.L.C., as rights agent, filed as Exhibit 6.3 of the Company's Registration Statement on Form 8-A filed under the Exchange Act on April 5, 1993
           (File No. 1-11846), is hereby incorporated by reference.
   4.4     Specimen certificate representing preferred stock purchase rights incorporated by reference to Exhibit 2.5 of the
           Company's Registration Statement on Form 8-A filed under the
           Exchange Act, on April 15, 1993 (File No. 1-11846), is hereby incorporated by reference.
   4.5     Certificate of Designation, Preferences and Rights of Junior
           Participating Preferred Stock, Series A, of the Company, filed as Exhibit 6.4 of the Company's Registration Statement on Form
           8-A filed under the Exchange Act on April 5, 1993 (File No. 1-
           11846), is hereby incorporated by reference.
  *5       Opinion of Sidley & Austin.
 *23.1     Consent of Sidley & Austin (included in Exhibit 5).
 *23.2     Consent of Price Waterhouse LLP.
 *24       Power of Attorney (contained in the Signatures page of this
           Registration Statement).

--------
*Filed herewith